                                            Filed Pursuant to Rule No. 424(B)(1)
                                            Registration No. 333-20019

                               2,200,000 SHARES

                             SIMON TRANSPORTATION

  LOGO                       CLASS A COMMON STOCK

                               ----------------
  Of the 2,200,000 shares of Class A Common Stock offered hereby (the "Offering"), 1,425,000 are being sold by Simon Transportation Services Inc. (the "Company") and 775,000 are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the Class A Common Stock by the Selling Stockholders. The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "SIMN." The closing price of the Company's Class A Common Stock on February 12, 1997, was $16.50 per share.

  The Company's authorized capital stock includes Class A Common Stock, Class B Common Stock (together with the Class A Common Stock, the "Common Stock") and preferred stock. The Class A Common Stock is substantially identical to the Class B Common Stock, except with respect to voting rights. The Class A Common Stock is entitled to one vote per share, and the Class B Common Stock is entitled to two votes per share so long as it is beneficially owned by Richard D. Simon or certain members of his immediate family. See "Risk Factors--Voting Control of the Company" and "Description of Capital Stock."

                               ----------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR CERTAIN
       INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                               ----------------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................    $16.00         $.88        $15.12       $15.12
--------------------------------------------------------------------------------
Total(3)...................  $35,200,000   $1,936,000   $21,546,000 $11,718,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at approximately $200,000 payable by the Company.
(3) The Company and one of the Selling Stockholders have granted the Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an additional 110,000 and 220,000 shares of Class A Common Stock, respectively, at the Price to Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Stockholders will be $40,480,000, $2,226,400, $23,209,200, and $15,044,400,
    respectively. See "Underwriting."

                               ----------------
  The Class A Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to their right to withdraw, cancel, modify, or reject orders in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made on or about February 19, 1997.

MORGAN KEEGAN & COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.

                                                       GEORGE K. BAUM & COMPANY

               The date of this Prospectus is February 13, 1997

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements, and other information filed by the Company under the Exchange Act may be examined without charge at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, NY 10048, and 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511, and at the Web site maintained by the Commission at http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.



                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated in this Prospectus, (i) all information assumes that the Underwriters' over-allotment option is not exercised; (ii) all references to the "Company" or "Simon Transportation" refer to Simon Transportation Services Inc. and Dick Simon Trucking, Inc., a Utah corporation, the wholly owned subsidiary of Simon Transportation Services Inc; and (iii) all financial information includes the historical operations of Dick Simon Trucking, Inc. and R. D. Simon Trucking, a sole proprietorship formerly owned by Richard D. Simon. See "Holding Company Formation" and Note 1 to Consolidated Financial Statements.

                                  THE COMPANY

  Simon Transportation has become one of the country's fastest-growing truckload carriers by providing nationwide, predominantly temperature-controlled transportation services for major shippers in the food industry. Many large shippers rely upon a limited number of transportation partners, or core carriers, to provide just-in-time deliveries, dedicated fleet service, and "continuous movement" of equipment. By offering these and other premium services at a cost generally lower than private fleets, Simon Transportation has become a core carrier for service-sensitive national accounts such as Nestle, Kraft, M&M Mars, ConAgra, Albertson's, Pillsbury, Campbell's Soup, and Coca-Cola Foods. Management believes that serving food industry shippers is desirable because their products are generally less affected by economic cycles, and many of these shippers require time-sensitive and specialized service that justifies a higher rate per mile. As a result of this strategy, Simon Transportation has increased its revenue to $101.1 million in fiscal 1996 from $40.8 million in fiscal 1992, a 25.5% compounded annual growth rate. During the same period, operating earnings more than doubled to $9.2 million from $4.5 million.

  Simon Transportation substantially expanded and upgraded its tractor and trailer fleets during the fiscal year ended September 30, 1996. After applying the net proceeds of its November 1995 initial public offering to reduce debt and purchase revenue equipment, the Company took delivery of approximately 665 new tractors and traded approximately 348 older models. This expanded Simon Transportation's fleet by 317 tractors and reduced the fleet's average age to approximately 13 months at September 30, 1996. Following the fleet upgrade, all of the Company's tractors are equipped with electronic engines and Qualcomm satellite-based tracking and communication units, and most are covered with three-year, 500,000 mile engine warranties. Simon Transportation also took delivery of 806 new 53-foot, temperature-controlled trailers during fiscal 1996, in response to customer demand for greater freight capacity. The Company has scheduled deliveries that would increase its fleet by approximately 360 tractors and 500 53-foot trailers during fiscal 1997 and has options on an additional 100 tractors.

  Simon Transportation's fleet expansion and upgrade, along with strong customer demand, contributed to 34.4% revenue growth in fiscal 1996, to $101.1 million from $75.2 million in fiscal 1995. In addition to increasing its weighted average tractor fleet by 29.4%, the Company improved its revenue per tractor per week by approximately 4.5%. The newer tractors also improved fuel efficiency and lowered maintenance and repair costs. These factors contributed toward improving Simon Transportation's pretax margin to 6.3% in fiscal 1996 from 3.4% in fiscal 1995.

  The truckload industry, including the temperature-controlled segment, is consolidating in response to several identifiable trends. Many major shippers are reducing the number of carriers they use in favor of service-based, ongoing relationships with a limited group of core carriers. These partnerships and the increasing use of equipment and drivers dedicated to a single shipper's needs ("dedicated fleets") are designed to ensure higher quality, more consistent service for shippers and greater equipment utilization and more predictable revenue for core carriers. Other shippers that own tractor-trailer fleets are outsourcing their transportation requirements to truckload carriers to lower operating expenses and conserve capital for core corporate purposes. This outsourcing has resulted in some shippers eliminating their own trucks in favor of truckload carriers, which, according to a study commissioned by the American Trucking Associations Foundation, can provide similar service at approximately 25% less cost. Deregulation and economies of scale also promote consolidation. Many truckload carriers have grown rapidly since deregulation in 1980 and have achieved the size to negotiate lifetime equipment warranties and obtain equipment, fuel, insurance, financing, and other items for significantly less than smaller or more leveraged competitors. All of these trends favor large carriers with modern fleets, excellent service, in-transit communication and load tracking, good drivers, a strong safety record, adequate insurance, and a strong capital base. Management plans to continue the Company's growth and believes that the Company's net proceeds of the Offering will strengthen its ability to capitalize on these industry trends.

  Simon Transportation Services Inc. was incorporated under the laws of Nevada in August 1995 to own 100% of Dick Simon Trucking, Inc., which was incorporated in Utah in 1972. The Company's headquarters is located at 4646 South 500 West, Salt Lake City, Utah 84123, and its telephone number is (801) 268-9100.

                                  THE OFFERING

Class A Common Stock offered by the
 Company...........................  1,425,000 shares
Class A Common Stock offered by the
 Selling Stockholders..............  775,000 shares(1)
Common Stock to be outstanding
 after the Offering:
  Class A Common Stock.............  4,987,257 shares(2)
  Class B Common Stock.............  1,182,661 shares(1)
Total..............................  6,169,918 shares(2)
Use of Proceeds....................  Purchase new revenue equipment and provide working capital. See "Use of Proceeds."
Nasdaq National Market symbol......  SIMN

--------
(1) Richard D. Simon is selling 10,500 shares of Class A Common Stock and 689,500 shares of Class B Common Stock, which will immediately convert to Class A Common Stock upon sale. The Class A Common Stock is entitled to one vote per share. The Class B Common Stock is entitled to two votes per share and automatically converts into Class A Common Stock if beneficially owned by persons other than Richard D. Simon and certain members of his immediate family. The Class A and Class B Common Stock vote together as a single class except as required by law and are substantially identical, except with respect to voting rights. See "Description of Capital Stock."
(2) Excludes approximately 398,000 shares of Class A Common Stock reserved for issuance under the Company's Incentive Stock Plan, options to purchase approximately 358,150 of which are currently outstanding. Also excludes 24,000 shares of Class A Common Stock reserved for issuance under the Company's Outside Director Stock Plan, options to purchase 4,000 of which are currently outstanding. See "Management--Incentive Stock Plan" and "Management--Directors' Compensation."

                                  RISK FACTORS

  There are a number of factors that should be considered by potential investors before purchasing shares of the Company's Class A Common Stock. See "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

                                                                         THREE MONTHS
                                                                             ENDED
                                 YEARS ENDED SEPTEMBER 30,               DECEMBER 31,
                          --------------------------------------------  ----------------
                           1992     1993     1994     1995      1996     1995     1996
                          -------  -------  -------  -------  --------  -------  -------
STATEMENT OF EARNINGS
 DATA:
 Operating revenue......  $40,823  $57,694  $71,691  $75,218  $101,090  $20,588  $34,166
 Operating earnings.....    4,520    4,943    6,282    6,076     9,161    1,661    2,433
 Interest expense and
  other, net............    1,276    2,559    3,136    3,527     2,758      806      446
 Provision for income
  taxes(1)..............      --       --       --       --      5,454    3,257      751
 Net earnings(2)........    3,244    2,384    3,146    2,549       949   (2,402)   1,236
PRO FORMA STATEMENT OF
 EARNINGS DATA:(2)
 Earnings before
  provision for income
  taxes.................    3,244    2,384    3,146    2,549     6,403      855    1,987
 Provision for income
  taxes.................    1,285      944    1,246    1,010     2,536      339      751
 Net earnings...........    1,959    1,440    1,900    1,539     3,867      516    1,236
 Net earnings per common
  share.................  $  0.85  $  0.63  $  0.83  $  0.67  $   0.88  $  0.15  $  0.26
 Weighted average common
  shares outstanding....    2,300    2,300    2,300    2,300     4,418    3,451    4,743
OPERATING DATA:
 Operating ratio(3).....     88.9%    91.4%    91.2%    91.9%     90.9%    91.9%    92.9%
 Pretax margin..........      7.9%     4.1%     4.4%     3.4%      6.3%     4.2%     5.8%
 Average revenue per
  loaded mile...........  $  1.23  $  1.23  $  1.23  $  1.26  $   1.24  $  1.25  $  1.27
 Average revenue per
  mile operated.........  $  1.07  $  1.07  $  1.10  $  1.11  $   1.10  $  1.10  $  1.12
 Average revenue per
  tractor per week......  $ 2,582  $ 2,471  $ 2,489  $ 2,417  $  2,526  $ 2,513  $ 2,665
 Empty miles
  percentage............     13.2%    12.6%    10.7%    11.3%     11.7%    11.8%    12.0%
 Average length of haul
  in miles..............      596      677      725      949       984    1,004      979
 Weighted average
  tractors..............      304      449      554      598       774      632      990
 Tractors at end of
  period................      389      523      570      623       940      647    1,011
 Trailers at end of
  period................      589      745      873      877     1,430      915    1,550

                                                           DECEMBER 31, 1996
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(4)
                                                         ------- --------------
BALANCE SHEET DATA:
 Net property and equipment............................  $55,836    $55,836
 Total assets..........................................   78,528     99,874
 Long-term debt and capitalized leases, including
  current portion......................................   38,013     38,013
 Stockholders' equity..................................   30,359     51,705

--------
(1) The provisions for income tax for fiscal 1996 and the three months ended December 31, 1995, include a one-time, non-cash charge of approximately $3.0 million in recognition of deferred income taxes that resulted from the Company's conversion to a C Corporation on November 17, 1995, the date of its initial public offering.
(2) The Company was treated as an S Corporation for federal and state income tax purposes from October 1, 1990, to November 16, 1995. As a result, the Company's taxable earnings for such period were taxed for federal and state income tax purposes directly to the Company's then-existing stockholders. The pro forma statement of earnings data give effect to an adjustment for a provision for federal and state income taxes as if the Company had been treated as a C Corporation during all periods reported. The pro forma statement of earnings data do not give effect to the one-time, non-cash charge of approximately $3.0 million in recognition of deferred income taxes that resulted from the Company's conversion to a C Corporation on November 17, 1995, the date of its initial public offering. See Note 3 to Consolidated Financial Statements.
(3) Operating expenses as a percentage of revenue. The Company's operating ratio is affected by the method of equipment financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) Adjusted for the sale of the 1,425,000 shares of Class A Common Stock offered by the Company and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  When used in this Prospectus, the words "believe," "anticipate," "expects to," and similar expressions are intended to identify forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")). Such statements are based on current knowledge and current judgments, but are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Readers are also urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors that affect the Company's business, including the disclosures made under the heading "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock.

ECONOMIC FACTORS; FUEL PRICES

  The Company has little or no control over economic factors such as fuel prices, fuel tax, interest rate fluctuations, recessions, and customers' business cycles. Fuel prices increased substantially during the Company's 1996 fiscal year, and not all of the increased fuel cost was recovered through higher rates and fuel surcharges. An extended period of elevated fuel prices or significant increases in other operating costs and interest rates, to the extent not offset by increases in freight rates, would adversely affect the Company's operating results. Economic recessions, temporary inventory imbalances, or downturns in customers' business cycles also could have a materially adverse effect upon the operating results of the Company. The Company historically has recognized a gain on the sale of its revenue equipment. If the resale value of the Company's revenue equipment were to decline, the Company could find it necessary to dispose of its equipment at lower prices or retain some of its equipment longer, with a resulting increase in operating expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Fuel Availability and Cost."

DEPENDENCE ON CERTAIN CUSTOMERS

  For the fiscal year ended September 30, 1996, the Company's 25 largest customers represented 75.2% of revenue, its ten largest customers represented 60.1% of revenue, and its five largest customers represented 45.7% of revenue. Nestle, including all divisions, accounted for 18.7% of revenue during fiscal 1996. Most of the Company's contracts with customers are cancelable on 30 days' notice. The loss of any of its major customers could have a materially adverse effect on the Company's operating results and profitability. See "Business--Customers and Marketing."

RECRUITMENT, RETENTION, AND COMPENSATION OF QUALIFIED DRIVERS

  Competition for drivers is intense in the trucking industry, and the Company occasionally experiences difficulty attracting and retaining enough qualified drivers. There is, and historically has been, an industry-wide shortage of qualified drivers, and this shortage could affect the Company's operations and profitability in the future, force the Company to significantly increase the compensation it pays to driver employees, or curtail the Company's growth. The nation's second largest truckload carrier, J.B. Hunt Transport, Inc., recently announced a substantial increase in the per-mile compensation of certain of its drivers. The effect, if any, this will have on driver compensation and retention is unknown. Difficulty in attracting and retaining qualified drivers would have a materially adverse effect upon the Company's operations and ability to grow. See "Business--Drivers and Other Personnel."

CHALLENGES TO RAPID GROWTH OF BUSINESS

  The Company has scheduled deliveries that would increase its fleet by approximately 360 tractors and 500 53-foot trailers during fiscal 1997 and has options to purchase an additional 100 tractors. There can be no assurance that the Company will be able to attract and retain enough qualified drivers to meet that growth. There also can be no assurance that scheduled deliveries of revenue equipment will not be delayed because of manufacturers' inability to meet the demand for tractors, trailers, engines, or other components. Further, expected growth, if achieved, may place a significant strain on the Company's management, working capital, and accounting and other operating systems. There is no assurance that such systems will be adequate to handle such growth or that operating margins will not be adversely affected by future changes in and expansion of the Company's business. Finally, the Company may be forced to curtail its plans for growth due to changes in economic conditions, particularly decreased demand for truckload carrier services. See "Business-- Strategy" and "Revenue Equipment."

COMPETITION

  The trucking industry is highly competitive and fragmented. The Company competes primarily with other truckload carriers that provide temperature-controlled service, private fleets operated by existing and potential customers, and, to a lesser extent, railroads. Competition for the freight transported by the Company is based primarily on service, efficiency, and freight rates. The Company competes with a number of other trucking companies, including truckload carriers that have temperature-controlled divisions. Some of these competitors have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than the Company. See "Business--Competition."

CAPITAL REQUIREMENTS; LEVERAGE

  The trucking industry requires extensive investment in revenue equipment. The Company historically has relied upon debt, capitalized leases, operating leases, and the net proceeds of its initial public offering to finance new revenue equipment. The Company has granted its lenders liens on a substantial portion of its assets. If in the future the Company were unable to borrow sufficient funds, enter into acceptable lease arrangements, sell or trade its used equipment at acceptable prices, or raise additional equity capital, the resulting capital shortage would limit the Company's growth and force the Company to operate its revenue equipment for longer periods, which would be likely to adversely affect the Company's growth and profitability. The Company currently has a long-term debt to total capitalization ratio higher than many of its competitors. The Company's long-term debt to total capitalization ratio will improve significantly after application of the estimated net proceeds from the Offering. See "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

VOTING CONTROL OF THE COMPANY

  On all matters with respect to which the Company's stockholders have a right to vote, including the election of directors, each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to two votes. Neither class of Common Stock is entitled to cumulative voting in the election of directors. The Class B Common Stock is convertible into shares of Class A Common Stock on a share-for-share basis at the election of the holder and will be converted automatically into shares of Class A Common Stock if beneficially owned by any person other than Richard D. Simon or certain members of his immediate family. Upon completion of the Offering, the Simon family will beneficially own approximately 5.7% of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, which together will represent approximately 23.8% of all of the outstanding shares of Common Stock and 36.0% of the total voting power of the Company's outstanding shares (approximately 19.9% ownership and 30.5% of the total voting power if the Underwriters' over-allotment option is exercised in full). Although the Simons will not control a majority of the votes entitled to be cast by holders of the Company's Common Stock, they will have substantial ability to influence the election of the Board of Directors of the Company and determine the outcome of matters involving a stockholder vote. Such control by the Simons could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

DEPENDENCE UPON KEY PERSONNEL

  The Company's success is highly dependent upon the continued services of Richard D. Simon, the Company's Chairman of the Board, President, and Chief Executive Officer. The loss of Mr. Simon could materially and adversely affect the Company's continued growth and profitability. There can be no assurance that the Company will be able to attract and retain qualified management in the future. The Company does not carry key-man insurance on any of its officers or directors. See "Management."

LIMITATIONS ON TAKEOVERS

  Certain corporate governance and statutory provisions may inhibit changes in control of the Company. Applicable provisions of Nevada law restrict the voting rights of certain acquirors and the ability of such persons to engage in unapproved business combinations with the Company. The Company's Articles of Incorporation permit the issuance of additional shares of authorized but unissued Class B Common Stock, which is entitled to two votes per share while owned by certain members of the Simon family, and allow the Board of Directors to establish all relevant provisions of, and issue preferred stock without further action by the stockholders. Such preferred stock could be used, for example, in a stockholders' rights plan. The Company's Bylaws limit the persons who may call a special meeting of the stockholders. The effect of these provisions and the Simons' stock ownership could be to make a takeover more difficult or to discourage a person from attempting a takeover, including a takeover that some stockholders may deem to be in their best interests. See "Description of Capital Stock--Certain Provisions of Articles and Bylaws" and "Statutory Anti-Takeover Provisions."

CLAIMS EXPOSURE AND INSURANCE COSTS

  Trucking companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage, and workers' compensation. The Company currently maintains liability insurance for bodily injury and property damage with a deductible of $100,000, along with workers' compensation insurance with a deductible, in states in which a deductible is allowed, of $100,000. The Company also carries cargo and physical damage insurance. To the extent that the Company experiences a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, the Company's operating results and financial condition could be materially adversely affected. Significant increases in the Company's claims and insurance cost, to the extent not offset by rate increases, would reduce the Company's profitability. See "Business-- Safety and Insurance."

SEASONALITY

  The Company serves primarily food-industry customers that require temperature-controlled trailers. Shipments are generally reduced during the first calendar quarter of each year, and the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather. The Company's operating revenue and net income may vary as a result of seasonal factors, and accordingly, results of operations are subject to fluctuation, and results in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality."

ENVIRONMENTAL MATTERS

  The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials and hazardous wastes, discharge of stormwater, and underground fuel storage tanks. The Company maintains above-ground and underground fuel storage tanks on its properties. Although the Company is not aware of any fuel spills or hazardous substance contamination on its properties and believes that its operations are in material compliance with existing environmental laws and regulations, if any such substances were found on the Company's properties or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage, and fines or other penalties, any one of which could have a materially adverse effect on the Company. See "Business-- Properties" and "Regulation."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Class A Common Stock or the availability of such shares for sale in the public market following the Offering may adversely affect prevailing market prices for the Class A Common Stock and may make it more difficult for the Company to sell its equity securities in the future on terms it deems appropriate. Upon completion of the Offering, the Company will have 6,169,918 shares of outstanding Common Stock. All of the 2,200,000 shares of Class A Common Stock offered hereby (2,530,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration unless acquired by "affiliates" of the Company as defined in Rule 144 of the Securities Act ("Rule 144"). In connection with the Offering, the Selling Stockholders, along with the Company and its other executive officers and directors, who will beneficially own approximately 1,538,178 or 24.9% of the Company's outstanding Common Stock after the Offering, have agreed not to sell or otherwise dispose of any of their shares, directly or indirectly, for 180 days from the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc. After the 180 day period all such shares will be eligible for sale, subject to compliance with Rule 144. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

GOVERNMENT REGULATION

  The Company is a common and contract motor carrier of general commodities. Historically, the Interstate Commerce Commission (the "ICC") and various state agencies regulated motor carriers' operating rights, accounting systems, mergers and acquisitions, periodic financial reporting, and other matters. In 1995, federal legislation preempted state regulation of prices, routes, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation (the "DOT"). Management does not believe that regulation by the DOT or by the states in their remaining areas of authority will have a material effect on the Company's operations. The Company's employee and independent contractor drivers also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours of service. The DOT possesses the authority to enforce these rules through administrative fines and injunctions and civil and criminal proceedings.

  The Company also is subject to regulations promulgated by the Environmental Protection Agency (the "EPA") and similar state agencies. Although management believes that its operations are in material compliance with current laws and regulations, there can be no assurance that current regulatory requirements will not change or that currently unforeseen environmental incidents will not occur or that contamination or past non-compliance with environmental laws will not be discovered on properties on which the Company has operated. See "Business--Regulation."

LACK OF DIVIDENDS

  The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant. See "Dividend Policy."

POSSIBLE VOLATILITY OF STOCK PRICE

  Trading volume in the Class A Common Stock has been limited, which causes the price of the Class A Common Stock to be more vulnerable to significant price fluctuations than the stock prices of companies with greater market capitalization. From time to time after the Offering, there may be significant volatility in the market price for the Class A Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the transportation industry, or other developments affecting the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for securities and that have been unrelated to the operating performance of individual companies.

                           HOLDING COMPANY FORMATION

  The Company and its stockholders engaged in several transactions in preparation for the Company's November 17, 1995, initial public offering. They formed a holding company and acquired the related entities, R. D. Simon Trucking, a sole proprietorship previously owned by Richard D. Simon ("R. D. Simon Trucking"), and Freight Sales, Inc., a Utah corporation formerly owned by the adult children of Richard D. Simon ("Freight Sales"), as well as eliminated certain notes payable to stockholders, all in exchange for shares of the Company's Common Stock as described below.

  The Company issued 753,135 shares of Common Stock to Richard D. Simon effective April 19, 1995, in exchange for all of the R. D. Simon Trucking assets and the assumption of related liabilities. The R. D. Simon Trucking assets consisted of terminals previously leased by the Company at Atlanta, Georgia; Phoenix, Arizona; Fontana, California; Jerome, Idaho; and Salt Lake City, Utah; the 55 acres in Salt Lake City on which the Company plans to relocate in 1997; and four tractors and 22 trailers. The R. D. Simon Trucking assets had a net fair value of $5,401,886 ($8,526,924 less $3,125,038 in related debt). The Salt Lake City properties and Atlanta and Phoenix terminals were valued at the levels contained in independent appraisals prepared by Jerry
R. Webber, MAI; Chris L. Bradford & Associates, Inc.; and Sell, Huish & Associates, Inc., respectively, in April 1995. All other real estate and improvements were valued at Mr. Simon's cost from unrelated parties. The revenue equipment was valued at fair market value estimated by Richard D. Simon and Alban B. Lang. The Company accounted for the acquisition of the R. D. Simon Trucking assets as a reorganization of entities under common control and, accordingly, the financial statements reflect the assets at their historical bases.

  The Company issued 5,577 shares of Common Stock effective April 19, 1995 to each of Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, and Richard D. Simon, Jr. in exchange for all of the outstanding capital stock of Freight Sales. The Freight Sales stock was valued at the $160,000 estimated fair market value of the three tractors and one parcel of real estate owned by Freight Sales. Freight Sales had no recorded liabilities. The assets were valued at fair market value estimated by Richard D. Simon and Alban B. Lang. The Company also issued 13,245 shares of Common Stock effective April 19, 1995 to each of Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, Richard D. Simon Jr., and Alban B. Lang in exchange for their $95,000 promissory notes representing the cash value of canceled life insurance policies payable to each of them by the Company.

  Following the transactions described above, the Company effected a one-for-
3.37 reverse stock split that reduced the number of outstanding shares to 3,550,000. On September 30, 1995, the Company's stockholders contributed on a pro rata basis 272,161 shares of Class A and 977,839 shares of Class B Common Stock to the Company, which reduced the number of outstanding shares to the 2,300,000 outstanding immediately prior to the initial public offering. The Company issued 2,441,968 shares of Class A Common Stock in its initial public offering.

                                DIVIDEND POLICY

  The Company currently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,425,000 shares of Class A Common Stock offered by the Company are estimated to be approximately $21.3 million, after deducting underwriting discounts, commissions, and estimated expenses of the Offering payable by the Company. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders.

  The net proceeds to the Company from the Offering will be used to purchase new revenue equipment scheduled for delivery during fiscal 1997 and for working capital. Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short-term, investment grade, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Class A Common Stock has been traded on the Nasdaq National Market, under the symbol SIMN, since November 17, 1995, the date of the Company's initial public offering. The following table sets forth, for the calendar periods indicated, the range of high and low bid quotations for the Company's Class A Common Stock as reported by Nasdaq from November 17, 1995, to February 11, 1997.

                               PERIOD                            HIGH     LOW
                               ------                           ------- -------
      Calendar Year 1995
        4th Quarter (from November 17, 1995)................... $ 9 1/2 $ 8 1/2
      Calendar Year 1996
        1st Quarter............................................ $11 1/4 $     9
        2nd Quarter............................................ $    14 $10 1/2
        3rd Quarter............................................ $    15 $12 3/4
        4th Quarter............................................ $17 1/4 $13 3/4
      Calendar Year 1997
        1st Quarter (through February 11th).................... $17 5/8 $14 7/8

  The prices reported reflect interdealer quotations without retail mark-ups, mark-downs, or commissions, and may not represent actual transactions. As of October 31, 1996, the Company had 669 stockholders of record of its Class A Common Stock. However, the Company believes that many additional holders of Class A Common Stock are unidentified because a substantial number of the Company's shares are held of record by brokers or dealers for their customers in street names. All of the outstanding Common Stock is, and the shares of Class A Common Stock offered by the Company hereby when issued and paid for will be, fully paid and non-assessable.

                                CAPITALIZATION

  The following table sets forth (i) the current portion of long-term debt and capitalized leases and (ii) the capitalization of the Company (a) as of December 31, 1996; and (b) as adjusted to give effect to the sale of the 1,425,000 shares of Class A Common Stock offered by the Company hereby and application of the estimated net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             DECEMBER 31, 1996
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Current portion of long-term debt and capitalized leases..  $ 6,653   $ 6,653
                                                            =======   =======
Long-term debt (net of current portion):
  Secured debt............................................  $17,329   $17,329
  Capitalized leases......................................   14,030    14,030
                                                            -------   -------
  Total long-term debt....................................   31,359    31,359
                                                            -------   -------
Stockholders' equity(1):
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized; none issued and outstanding................      --        --
  Class A Common Stock, $.01 par value; 20,000,000 shares
   authorized; 2,872,757 shares issued and outstanding;
   4,987,257 shares issued and outstanding as adjusted....       29        50(2)
  Class B Common Stock, $.01 par value; 5,000,000 shares
   authorized; 1,872,161 shares issued and outstanding;
   1,182,661 shares issued and outstanding as adjusted....       19        12(2)
  Additional paid-in capital..............................   25,302    46,634
  Retained earnings.......................................    5,009     5,009
                                                            -------   -------
    Total stockholders' equity............................   30,359    51,705
                                                            -------   -------
    Total capitalization..................................  $61,718   $83,064
                                                            =======   =======

--------
(1) Excludes approximately 398,000 shares of Class A Common Stock reserved for issuance under the Company's Incentive Stock Plan, options to purchase approximately 358,150 of which are currently outstanding. Also excludes 24,000 shares of Class A Common Stock reserved for issuance under the Company's Outside Director Stock Plan, options to purchase 4,000 of which are currently outstanding. See "Management--Incentive Stock Plan" and "Management--Directors' Compensation."
(2) Richard D. Simon is selling 10,500 shares of Class A Common Stock and 689,500 shares of Class B Common Stock, which will immediately convert to Class A Common Stock upon the sale. See "Description of Capital Stock."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

  The selected consolidated statement of earnings and balance sheet data as of and for each of the years in the five-year period ended September 30, 1996, are derived from the Company's consolidated financial statements and have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated statement of earnings and balance sheet data as of and for the three-month periods ended December 31, 1995 and 1996, are unaudited. In the opinion of management, such unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the Company's financial condition and results of operations for such periods. The selected operating data set forth below are unaudited. The results for the three-month period ended December 31, 1996, are not necessarily indicative of the results expected for the full year. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                                                            ENDED
                                YEARS ENDED SEPTEMBER 30,               DECEMBER 31,
                         --------------------------------------------  ----------------
                          1992     1993     1994     1995      1996     1995     1996
                         -------  -------  -------  -------  --------  -------  -------
STATEMENT OF EARNINGS
 DATA:
 Operating revenue...... $40,823  $57,694  $71,691  $75,218  $101,090  $20,588  $34,166
                         -------  -------  -------  -------  --------  -------  -------
 Operating expenses:
   Salaries, wages, and
    benefits............  14,990   21,990   25,949   28,035    40,015    8,242   13,172
   Fuel and fuel taxes..   8,014   11,629   14,363   14,115    20,359    4,043    6,658
   Operating supplies
    and expenses........   4,245    6,111    8,978   10,839    13,701    3,166    4,350
   Taxes and licenses...   1,625    2,291    2,558    2,756     3,288      700    1,436
   Insurance and
    claims..............   1,320    1,600    1,995    2,003     2,172      275      626
   Communications and
    utilities...........     579      927    1,274    1,245     1,680      354      530
   Depreciation and
    amortization........   1,898    4,781    6,857    7,223     5,920    1,728    1,514
   Rent.................   3,632    3,422    3,435    2,926     4,794      419    3,447
                         -------  -------  -------  -------  --------  -------  -------
     Total operating
      expenses..........  36,303   52,751   65,409   69,142    91,929   18,927   31,733
                         -------  -------  -------  -------  --------  -------  -------
     Operating
      earnings..........   4,520    4,943    6,282    6,076     9,161    1,661    2,433
 Interest expense and
  other, net............   1,276    2,559    3,136    3,527     2,758      806      446
 Earnings before
  provision for income
  taxes.................   3,244    2,384    3,146    2,549     6,403      855    1,987
 Provision for income
  taxes(1)..............     --       --       --       --      5,454    3,257      751
                         -------  -------  -------  -------  --------  -------  -------
 Net earnings(2)........ $ 3,244  $ 2,384  $ 3,146  $ 2,549  $    949  $(2,402) $ 1,236
                         =======  =======  =======  =======  ========  =======  =======
PRO FORMA STATEMENT OF
 EARNINGS DATA:(2)
 Earnings before
  provision for income
  taxes.................   3,244    2,384    3,146    2,549     6,403      855    1,987
 Provision for income
  taxes.................   1,285      944    1,246    1,010     2,536      339      751
                         -------  -------  -------  -------  --------  -------  -------
 Net earnings........... $ 1,959  $ 1,440  $ 1,900  $ 1,539  $  3,867  $   516  $ 1,236
                         =======  =======  =======  =======  ========  =======  =======
 Net earnings per
  common share.......... $  0.85  $  0.63  $  0.83  $  0.67  $   0.88  $  0.15  $  0.26
                         =======  =======  =======  =======  ========  =======  =======
 Weighted average
  common shares
  outstanding...........   2,300    2,300    2,300    2,300     4,418    3,451    4,743
OPERATING DATA:
 Operating ratio(3).....    88.9%    91.4%    91.2%    91.9%     90.9%    91.9%    92.9%
 Pretax margin..........     7.9%     4.1%     4.4%     3.4%      6.3%     4.2%     5.8%
 Average revenue per
  loaded mile........... $  1.23  $  1.23  $  1.23  $  1.26  $   1.24  $  1.25  $  1.27
 Average revenue per
  total mile............ $  1.07  $  1.07  $  1.10  $  1.11  $   1.10  $  1.10  $  1.12
 Average revenue per
  tractor per week...... $ 2,582  $ 2,471  $ 2,489  $ 2,417  $  2,526  $ 2,513  $ 2,665
 Empty miles
  percentage............    13.2%    12.6%    10.7%    11.3%     11.7%    11.8%    12.0%
 Average length of haul
  in miles..............     596      677      725      949       984    1,004      979
 Weighted average
  tractors during
  period................     304      449      554      598       774      632      990
 Tractors at end of
  period................     389      523      570      623       940      647    1,011
 Trailers at end of
  period................     589      745      873      877     1,430      915    1,550
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Net property and
  equipment............. $29,665  $45,409  $49,039  $52,200  $ 56,714  $54,338  $55,836
 Total assets...........  34,863   52,601   56,752   61,437    78,223   69,159   78,528
 Long-term debt and
  capitalized leases,
  including current
  portion...............  27,217   43,181   44,525   47,903    37,428   35,617   38,013
 Stockholders' equity...   4,871    5,736    7,443    9,033    29,103   25,742   30,359

(footnotes are on following page)

--------
(1) The provisions for income tax for fiscal 1996 and the three months ended December 31, 1995, include a one-time, non-cash charge of approximately $3.0 million in recognition of deferred income taxes that resulted from the Company's conversion to a C Corporation on November 17, 1995, the date of its initial public offering.
(2) The Company was treated as an S Corporation for federal and state income tax purposes from October 1, 1990, to November 16, 1995. As a result, the Company's taxable earnings for such period were taxed for federal and state income tax purposes directly to the Company's then-existing stockholders. The pro forma statement of earnings data give effect to an adjustment for a provision for federal and state income taxes as if the Company had been treated as a C Corporation during all periods reported. The pro forma statement of earnings data do not give effect to the one-time, non-cash charge of approximately $3.0 million in recognition of deferred income taxes that resulted from the Company's conversion to a C Corporation on November 17, 1995, the date of its initial public offering. See Note 3 to Consolidated Financial Statements.
(3) Operating expenses as a percentage of revenue. The Company's operating ratio is affected by the method of equipment financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Founded by Richard D. Simon in 1955 with a single truck, Simon Transportation today provides nationwide, predominantly temperature-controlled truckload transportation for numerous major shippers in the food industry. In recent years, much of the Company's growth has resulted from earning core carrier status with major shippers and meeting the demands of these shippers for additional equipment. The Company has grown to $101.1 million in revenue for its fiscal year ended September 30, 1996, from $40.8 million in revenue for fiscal 1992, a compounded annual growth rate of 25.5%. During the same period, operating earnings more than doubled to $9.2 million from $4.5 million.

  During fiscal years 1994 and 1995, the Company financed most of its tractors and trailers with debt and capitalized leases. In the 1996 fiscal year, the Company financed most of its revenue equipment with operating leases rather than borrowing. Financing equipment with operating leases increases the Company's operating ratio because the implied interest component of the lease payments is reflected as an "above-the-line" operating expense rather than interest expense. The Company's operating ratio may fluctuate from time-to-time based upon the method of equipment financing.

  The Company operated as an S Corporation from October 1, 1990, to November 16, 1995. As a result, the Company's net taxable earnings were taxed directly to the Company's existing stockholders rather than to the Company. The pro forma statement of earnings data included in the "Selected Consolidated Financial and Operating Data" set forth the Company's net earnings for such periods presented as if the Company had been subject to federal and state income taxes. In addition to the ongoing income tax effect, the termination of the Company's S Corporation status resulted in a one-time, non-cash charge of approximately $3.0 million during the 1996 fiscal year in recognition of deferred income taxes.

RESULTS OF OPERATIONS

  The following table sets forth the percentage relationship of certain items to operating revenue for the periods indicated:

                                                                THREE MONTHS
                                         FISCAL YEARS ENDED         ENDED
                                           SEPTEMBER 30,        DECEMBER 31,
                                        ----------------------  --------------
                                         1994    1995    1996    1995    1996
                                        ------  ------  ------  ------  ------
Operating Revenue.....................   100.0%  100.0%  100.0%  100.0%  100.0%
Operating Expenses:
  Salaries, wages, and benefits.......    36.2    37.3    39.6    40.0    38.6
  Fuel and fuel taxes.................    20.0    18.8    20.1    19.6    19.5
  Operating supplies and expenses.....    12.4    14.4    13.6    15.4    12.7
  Taxes and licenses..................     3.6     3.6     3.3     3.4     4.2
  Insurance and claims................     2.8     2.7     2.1     1.3     1.8
  Communications and utilities........     1.8     1.6     1.6     1.7     1.6
  Depreciation and amortization.......     9.6     9.6     5.9     8.4     4.4
  Rent................................     4.8     3.9     4.7     2.0    10.1
                                        ------  ------  ------  ------  ------
    Total operating expenses..........    91.2    91.9    90.9    91.9    92.9
                                        ------  ------  ------  ------  ------
Operating earnings....................     8.8     8.1     9.1     8.1     7.1
Interest expense and other, net.......    (4.4)   (4.7)   (2.8)   (3.9)   (1.3)
                                        ------  ------  ------  ------  ------
Earnings before provision for income
 taxes................................     4.4     3.4     6.3     4.2     5.8
Pro forma provision for income taxes..    (1.7)   (1.4)   (2.5)   (1.7)   (2.2)
                                        ------  ------  ------  ------  ------
Pro forma net earnings................     2.7%    2.0%    3.8%    2.5%    3.6%
                                        ======  ======  ======  ======  ======

 Comparison of Three Months Ended December 31, 1996 with Three Months Ended December 31, 1995.

  Operating revenue increased 66.0%, to $34.2 million for the three months ended December 31, 1996, from $20.6 million for the corresponding period of 1995. The increase in operating revenue was primarily attributable to a 56.7% increase in the weighted average number of tractors, to 990 in the 1996 period from 632 in the 1995 period, and a 6.0% increase in average revenue per tractor per week, to $2,665 in the 1996 period from $2,513 in the 1995 period. These increases were partially offset by an increase in empty miles percentage to 12.0% from 11.8%.

  Salaries, wages, and benefits decreased to 38.6% of revenue for the three months ended December 31, 1996, from 40.0% for the corresponding period of 1995. The change was attributable to a leveling of the fixed costs associated with salaries paid to shop and administrative personnel. Salaries and wages for administrative personnel did not increase proportionately with revenue.

  Fuel and fuel taxes decreased to 19.5% of revenue for the three months ended December 31, 1996, from 19.6% for the corresponding period of 1995, principally as a result of an increase in the overall fuel efficiency of the Company's newer tractor fleet and fuel surcharges implemented with a substantial number of customers during the 1996 period. These savings were partially offset by higher fuel prices in the 1996 period as compared with the 1995 period.

  Operating supplies and expenses decreased to 12.7% of revenue for the three months ended December 31, 1996, from 15.4% for the corresponding period of 1995, primarily as a result of lower parts and tire replacement costs, outside repairs, and maintenance expense associated with a decrease in the average age of the Company's tractor fleet. Most of the Company's tractors are covered by three-year, 500,000-mile engine warranties.

  Taxes and licenses increased to 4.2% of revenue for the three months ended December 31, 1996, from 3.4% for the corresponding period of 1995, primarily as a result of amortizing the remaining portion of prepaid licensing fees for equipment disposed of prior to the end of the licensing year.

  Insurance and claims increased to 1.8% of revenue for the three months ended December 31, 1996, from 1.3% for the corresponding period of 1995 because of increased claims expense.

  Communications and utilities decreased to 1.6% of revenue for the three months ended December 31, 1996, from 1.7% for the corresponding period of 1995, primarily as a result of reduced rates for the Company's long-distance service.

  Depreciation and amortization (adjusted for the net gain on the sale of property and equipment) decreased to 4.4% of revenue for the three months ended December 31, 1996, from 8.4% for the corresponding period of 1995. The decrease was primarily attributable to the use of operating leases rather than capitalized leases to acquire new equipment during the period. The Company realized a net gain of $156,931 on the sale of property and revenue equipment during the 1996 period compared with a $463,500 net gain during the 1995 period.

  Rent increased to 10.1% of revenue for the three months ended December 31, 1996, from 2.0% for the corresponding period of 1995 as the Company replaced equipment that had been financed under capitalized lease arrangements with equipment financed under operating leases. The Company has utilized operating leases in the most recent quarter because of more favorable terms. If the Company continues to use operating lease financing, its operating ratio may be affected in future periods because the implied financing costs of such equipment are included as operating expenses instead of interest expense.

  As a result of the foregoing, the Company's operating ratio increased to 92.9% for the three months ended December 31, 1996, from 91.9% for the corresponding period of 1995.

  Net interest expense decreased to 1.3% of revenue for the three months ended December 31, 1996, from 3.9% for the corresponding period in 1995 as a result of lower average debt and capitalized lease balances and a decrease in the Company's average interest rate in the 1996 period compared with the 1995 period.

  The Company's effective combined federal and state income tax rate for the three months ended December 31, 1996, was 37.8%, compared with an estimated combined federal and state income tax rate of 39.6% used for the three months ended December 31, 1995.

  As a result of the factors described above, net earnings increased to $1.2 million (3.6% of revenue) for the three months ended December 31, 1996, compared with pro forma net earnings of $516,000 (2.5% of revenue) for the corresponding period of 1995.

 Comparison of fiscal year ended September 30, 1996, with fiscal year ended September 30, 1995.

  Operating revenue increased 34.4%, to $101.1 million during the 1996 fiscal year from $75.2 million during the 1995 fiscal year. The increase in revenue was primarily attributable to a 29.4% increase in the weighted average number of tractors, to 774 during the 1996 fiscal year from 598 during the 1995 fiscal year and an increase in the average revenue per tractor per week to $2,526 during the 1996 fiscal year from $2,417 during the 1995 fiscal year. These increases were partially offset by a decrease in the Company's average revenue per loaded mile to $1.24 during the 1996 fiscal year from $1.26 during the 1995 fiscal year, and an increase in empty miles percentage to 11.7% during the 1996 fiscal year from 11.3% during the 1995 fiscal year.

  Salaries, wages, and benefits increased to 39.6% of revenue during the 1996 fiscal year from 37.3% during the 1995 fiscal year. The change was attributable to the full effect of an increase in driver base pay implemented during the 1995 fiscal year; the improvement of health insurance coverage to attract and retain qualified drivers and other personnel; an increase in the number of active participants in the 401(k) plan; and an increase in administrative personnel. The additional cost of these items was partially offset by reduced workers' compensation premiums and a reduction in workers' compensation claims.

  Fuel and fuel taxes increased to 20.1% of revenue during the 1996 fiscal year from 18.8% during the 1995 fiscal year as a result of an increase in fuel prices. The increase in fuel prices was partially offset by an overall increase in the fuel efficiency of the Company's fleet. As of September 30, 1996, the Company had entered into fuel surcharge agreements with approximately 45% of its customers. These customers represent approximately 70% of the Company's revenue. The fuel surcharges are adjusted weekly based on the national weekly average price of diesel fuel published by the Department of Energy.

  Operating supplies and expenses decreased to 13.6% of revenue during the 1996 fiscal year, from 14.4% during the 1995 fiscal year, primarily as a result of decreased parts costs, outside repairs, and maintenance expense associated with a decrease in the average age of the Company's tractor fleet. These savings were partially offset by retaining certain older tractors that had been scheduled for trade or sale in order to meet customer demand for more equipment. The Company upgraded its tractor fleet in fiscal year 1996 and reduced the average age of its fleet at September 30, 1996, to approximately 13 months from 30 months at September 30, 1995. Most of the Company's tractor fleet is now covered by three-year, 500,000-mile warranties.

  Taxes and licenses decreased to 3.3% of revenue during the 1996 fiscal year from 3.6% during the 1995 fiscal year primarily as a result of greater efficiency in licensing new tractors being added to the fleet.

  Insurance and claims decreased to 2.1% of revenue during the 1996 fiscal year from 2.7% during the 1995 fiscal year because of reduced insurance premiums and claims.

  Communications and utilities remained constant at 1.6% of revenue during the 1996 and 1995 fiscal years.

  Depreciation and amortization (adjusted for the net gain on sale of equipment) decreased to 5.9% of revenue during the 1996 fiscal year from 9.6% during the 1995 fiscal year. Depreciation and amortization (unadjusted for the net gain on sale of equipment) decreased to 8.3% of revenue ($8.4 million) during the 1996 fiscal year from 10.8% of revenue ($8.1 million) during the 1995 fiscal year as a result of a decrease in the percentage of the Company's revenue equipment that was owned or acquired under capitalized leases. A portion of the decrease in depreciation was a result of a $2.4 million net gain on the sale of revenue equipment during the 1996 fiscal year compared with an $885,000 net gain during the 1995 fiscal year. Rent increased to 4.7% of revenue during the 1996 fiscal year from 3.9% during the 1995 fiscal year as the Company increased its percentage of revenue equipment under operating leases.

  As a result of the foregoing, the Company's operating ratio decreased to 90.9% during the 1996 fiscal year from 91.9% during the 1995 fiscal year.

  Interest expense and other, net decreased to 2.8% of revenue during the 1996 fiscal year from 4.7% during the 1995 fiscal year. This resulted from application of $17.2 million in net proceeds from the Company's initial public offering to decrease debt and capitalized lease balances, a decrease in the Company's average interest rate in the 1996 fiscal year compared with the 1995 fiscal year, and an increase in the percentage of the Company's tractor and trailer fleets being obtained through operating leases.

  The pro forma income tax provision was computed using an estimated combined federal and state income tax rate of 39.6% for both fiscal 1996 and fiscal 1995.

  As a result of the factors described above, pro forma net earnings increased to $3.9 million (3.8% of revenue) during the 1996 fiscal year from $1.5 million (2.0% of revenue) during the 1995 fiscal year.

 Comparison of fiscal year ended September 30, 1995, with fiscal year ended September 30, 1994

  Operating revenue increased 4.9%, to $75.2 million during the 1995 fiscal year from $71.7 million during the 1994 fiscal year, as management slowed the addition of new revenue equipment to avoid increasing the Company's level of long-term debt and lease obligations. The weighted average number of tractors increased 7.9% to 598 during the 1995 fiscal year from 554 during the 1994 fiscal year. The Company's average revenue per loaded mile increased to $1.26 during the 1995 fiscal year from $1.23 during the 1994 fiscal year, but this was partially offset by an increase in empty miles percentage to 11.3% during the 1995 fiscal year from 10.7% during the 1994 fiscal year. Average revenue per tractor per week declined to $2,417 during the 1995 fiscal year from $2,489 during the 1994 fiscal year.

  Salaries, wages, and benefits increased to 37.3% of revenue during the 1995 fiscal year from 36.2% during the 1994 fiscal year. The change was attributable to an increase in driver base pay; the implementation of a driver bonus program; the improvement of health insurance coverage to attract and retain qualified drivers and other personnel; an increase in the number of active participants in the 401(k) plan; and an increase in administrative personnel. The additional cost of these items was partially offset by a one-time rebate from the previous workers' compensation insurer, reduced workers' compensation premiums, and a reduction in workers' compensation claims.

  Fuel and fuel taxes decreased to 18.8% of revenue during the 1995 fiscal year from 20.0% during the 1994 fiscal year as a result of a decrease in fuel prices under a fuel management program implemented in January 1995 and an overall increase in the fuel efficiency of the Company's fleet.

  Operating supplies and expenses increased to 14.4% of revenue during the 1995 fiscal year, from 12.4% during the 1994 fiscal year, primarily as a result of increased parts and tire replacement costs, outside repairs, and maintenance expense associated with the delay in trading and adding new revenue equipment. The average age of the Company's tractor fleet at September 30, 1995, was 30 months, and most repairs of such tractors were no longer covered by manufacturers' warranties. The Company also experienced an increase in loading and unloading, pallet, and toll costs associated with additional shipper requirements.

  Taxes and licenses and insurance and claims both remained essentially constant during the 1995 and 1994 fiscal years.

  Communications and utilities decreased to 1.6% of revenue during the 1995 fiscal year from 1.8% during the 1994 fiscal year as a result of a one-time, negotiated credit with the Company's long distance provider for expenses incurred during the 1995 fiscal year. The Company also negotiated a reduction of approximately 35% in monthly in long-distance rates effective October 1995.

  Depreciation and amortization (adjusted for the net gain on sale of equipment) remained unchanged at 9.6% of revenue during the 1995 and 1994 fiscal years. Depreciation and amortization (unadjusted for the net gain on sale of equipment) increased to $8.1 million (10.8% of revenue) during the 1995 fiscal year from $7.1 million (9.9% of revenue) during the 1994 fiscal year as a result of an increase in the percentage of the Company's revenue equipment that was owned or acquired under capitalized leases. The increase in depreciation was offset by an $885,000 net gain on the sale of revenue equipment during the 1995 fiscal year compared with a $229,000 net gain during the 1994 fiscal year. Rent decreased to 3.9% of revenue during the 1995 fiscal year from 4.8% during the 1994 fiscal year as the Company reduced its percentage of revenue equipment under operating leases.

  As a result of the foregoing, the Company's operating ratio increased to 91.9% during the 1995 fiscal year from 91.2% during the 1994 fiscal year.

  Interest expense and other, net increased to 4.7% of revenue during the 1995 fiscal year from 4.4% during the 1994 fiscal year as a result of higher average interest rates and an increase in the percentage of the Company's revenue equipment that was owned or acquired under capitalized leases.

  The pro forma income tax provision was computed using an estimated combined federal and state income tax rate of 39.6% for both fiscal 1996 and fiscal 1995.

  As a result of the factors described above, pro forma net earnings decreased to $1.5 million (2.0% of revenue) during the 1995 fiscal year from $1.9 million (2.7% of revenue) during the 1994 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

  The growth of the Company's business has required significant investment in new revenue equipment that the Company has financed with borrowings under installment notes payable to commercial lending institutions and equipment manufacturers, equipment leases from third-party lessors, borrowings under its line of credit, funds provided by its initial public offering in November 1995, and cash flow from operations. The Company's primary sources of liquidity currently are funds provided by operations and borrowings and leases with financial institutions and equipment manufacturers.

  Net cash provided by (used in) operating activities was $10.4 million, $8.3 million, and $7.0 million for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and ($345,000) for the three months ended December 31, 1996. The cash deficit for the three months ended December 31, 1996, was primarily caused by the payment of annual income taxes and annual revenue equipment licensing fees. The Company's principal use of cash from operations is to service debt incurred to purchase new revenue equipment and internally finance accounts receivable associated with growth in the business. Customer accounts receivable increased $753,000, $478,000, and $5.9 million for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and decreased $93,000 for the three months ended December 31, 1996. The average age of the Company's accounts receivable was 36, 36, and 39 days for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and 35 days for the three months ended December 31, 1996.

  Net cash (used in) provided by investing activities was ($6.1 million), $1.3 million, and ($4.6 million) for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and ($1.7 million) for the three months ended December 31, 1996. The Company expects capital expenditures (primarily for revenue equipment, satellite communications units, and the construction of a new main terminal and headquarters facility), net of revenue equipment trade-ins, to be approximately $21.0 million in 1997. The Company's projected capital expenditures will be funded with borrowings or capitalized or operating leases, cash flows from operations, and the Company's net proceeds of the Offering. The total cost of the Company's new primary terminal, which will include maintenance, driver recruitment and orientation, and office facilities, is estimated at approximately $16.0 million. Substantially all of this amount is expected to be incurred during fiscal 1997. Following completion of the new facility, the Company intends to sell its existing headquarters facility, which had an appraised value of approximately $3.4 million in May 1995.

  Net cash (used in) provided by financing activities of ($4.5 million), ($9.2 million), and $2.9 million for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and $605,000 for the three months ended December 31, 1996, consisted primarily of approximately $19.7 million in net proceeds from the Company's November 1995 initial public offering (in fiscal 1996), net payments of $3.0 million, $10.2 million, $11.9 million, and $2.0 million of principal under the Company's long-term debt and capitalized lease agreements and net (borrowings) payments of ($9,000), ($2.6 million), $4.3 million, and $0 under the Company's line of credit. In addition, prior to the Company's termination of its S Corporation status, it paid dividends to its stockholders of $1.4 million, $1.6 million, and $605,000 for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and $0 during the three months ended December 31, 1996.

  The maximum amount committed under the Company's line of credit at December 31, 1996, was $5.0 million and no borrowings were outstanding. The interest rate on the line of credit is one-half percent (.5%) above the 30-day London Interbank Offered Rate ("LIBOR") in effect from time-to-time. At December 31, 1996, the Company had outstanding long-term debt and capitalized lease obligations (including current portions) consisting of approximately $38.0 million, most of which comprised obligations for the purchase of revenue equipment. See Notes 4 and 6 to Consolidated Financial Statements.

  Although the Company from time-to-time has experienced a working capital deficit common to many truckload carriers that have expanded by financing revenue equipment purchases, management believes its working capital deficits have had little impact upon liquidity. When the purchase of revenue equipment is financed through borrowing or capitalized lease obligations, a portion of the indebtedness is categorized as a current liability, although the revenue equipment is classified as a long-term asset. Consequently, each purchase of financed revenue equipment decreases working capital. The Company's working capital at September 30, 1996 and December 31, 1996, was $6.7 million and $8.8 million, respectively. The Company's working capital deficits amounted to $7.0 million and $16.7 million at September 30, 1994 and 1995, respectively. Management believes that available borrowings under the line of credit, future borrowings under installment notes payable or lease arrangements for revenue equipment, cash flows generated from operations, and the Company's net proceeds of the Offering will allow the Company to continue to meet its working capital requirements, anticipated capital expenditures, and obligations under debt and capitalized and operating leases at least through calendar year 1997.

INFLATION AND FUEL COSTS

  With the exception of occasional fuel price increases, inflation has had a minimal effect upon the Company's profitability in recent years. In the second half of fiscal 1996, a sharp increase in fuel prices occurred nationwide as a result of a perceived shortage in supply. The Company historically has been able to pass through most increases in fuel prices and taxes to customers in the form of higher rates. As of September 30, 1996, the Company had entered into fuel surcharge agreements with approximately 45% of its customers. These customers represented approximately 70% of the Company's revenue for the year ended September 30, 1996. The fuel surcharges are adjusted weekly based on the national weekly average price of diesel fuel published by the Department of Energy. Management expects to maintain the fuel surcharges or seek rate increases if fuel prices remain elevated. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. The Company expects that inflation will affect its costs no more than it affects those of other truckload carriers.

SEASONALITY

  The Company experiences some seasonal fluctuations in freight volume, as shipments historically have decreased during the first calendar quarter. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

                       SELECTED QUARTERLY FINANCIAL DATA

  The following table sets forth, for the periods indicated, certain consolidated quarterly financial information of the Company. This information is derived from unaudited consolidated financial statements which include, in the opinion of management, all normal recurring adjustments which management considers necessary for the fair presentation of the results for such periods. This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The results for any quarter are not necessarily indicative of results for any future period.

           CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   FISCAL 1995                     FISCAL 1996            FISCAL 1997
                         ------------------------------- -------------------------------- -----------
                          FIRST  SECOND   THIRD  FOURTH   FIRST   SECOND   THIRD  FOURTH     FIRST
                         QUARTER QUARTER QUARTER QUARTER QUARTER  QUARTER QUARTER QUARTER   QUARTER
                         ------- ------- ------- ------- -------  ------- ------- ------- -----------
STATEMENT OF EARNINGS
 DATA:
Operating revenue....... $17,851 $18,539 $19,288 $19,540 $20,588  $22,208 $27,225 $31,068   $34,166
Operating earnings......   1,491   1,440   1,460   1,684   1,661    2,235   2,568   2,697     2,433
Earnings before
 provision for income
 taxes..................     647     529     545     828     855    1,596   1,812   2,140     1,987
Provision for income
 taxes(1)...............     --      --      --      --    3,257      632     717     848       751
Net earnings(1).........     647     529     545     828  (2,402)     964   1,095   1,292     1,236
PRO FORMA
 INFORMATION:(1)
Earnings before
 provision for income
 taxes..................     647     529     545     828     855    1,596   1,812   2,140     1,987
Provision for income
 taxes..................     256     209     216     328     339      632     717     848       751
Net earnings............     391     320     329     500     516      964   1,095   1,292     1,236
Net earnings per common
 share.................. $  0.17 $  0.14 $  0.14 $  0.22 $  0.15  $  0.20 $  0.23 $  0.27   $  0.26
Weighted average common
 shares.................   2,300   2,300   2,300   2,300   3,451    4,742   4,742   4,742     4,743

--------
(1) The Company was treated as an S Corporation for federal and state income tax purposes from October 1, 1990, to November 16, 1995. As a result, the Company's taxable earnings for such period were taxed for federal and state income tax purposes directly to the Company's then-existing stockholders. The pro forma data give effect to an adjustment for a provision for federal and state income taxes as if the Company had been treated as a C Corporation during all periods reported, and do not give effect to the one-time, non-cash charge of approximately $3.0 million in recognition of deferred income taxes that resulted from the Company's conversion to a C Corporation on November 17, 1995, the date of its initial public offering. See Note 3 to Consolidated Financial Statements.

                               INDUSTRY OVERVIEW

  Simon Transportation operates exclusively in the truckload segment of the trucking industry. Truckload carriers transport full trailer loads of freight directly from origin to destination without the delays and expense of en-route handling and multiple shipper load consolidation that characterize less-than-truckload traffic. The for-hire truckload market is generally estimated at approximately $50 billion revenue per year. Distinct shipper needs have caused a variety of specialized market segments to develop within the truckload industry based upon equipment type, service criteria, length of haul, and geographic region. The Company specializes in the temperature-controlled truckload segment and operates primarily refrigerated trailers to transport food products and other goods that are temperature sensitive. The for-hire temperature-controlled segment is estimated at approximately $4 billion in annual revenue. Although the five largest temperature-controlled carriers generated more than 25% of the for-hire revenue in 1995, the remaining market is divided among several thousand carriers.

  The truckload industry is consolidating as shippers establish service-based, long-term relationships with a limited group of core carriers. These partnerships are designed to ensure higher quality, more consistent service for the shipper, and greater equipment utilization and more predictable revenue for the carrier. Shippers select core carriers based upon performance criteria such as equipment availability, time-sensitive and damage-free product deliveries, well-trained drivers, modern equipment, in-transit communication and load tracking, electronic data interchange, strong safety record, accurate billing, quick settlement of claims, and adequate insurance. The availability of such services and a desire to conserve capital resources for their primary businesses have encouraged many shippers to outsource to core carriers, including dedicated fleets. The trend toward use of core carriers offers significant growth opportunities for financially stable carriers and raises entry barriers for potential industry competitors.

  The Company focuses on the temperature-controlled market to take advantage of more than 30 years of experience in transporting temperature-sensitive commodities. Management believes that serving food industry shippers is attractive because their products are generally less affected by economic cycles, and temperature-controlled trailers offer the flexibility of hauling both temperature-sensitive and nontemperature-sensitive food products. Management estimates that the cost of operating a fleet of temperature-controlled trailers exceeds the cost of owning and operating a dry van fleet by approximately $.04 per mile. The additional expense is attributable to higher depreciation and interest expense resulting from the higher cost of a refrigerated trailer, which is approximately $39,000, compared with approximately $19,000 for a dry van, and the fuel and maintenance costs of operating the refrigeration unit. Management believes that higher revenue per mile and typically lower trailer to tractor ratio for refrigerated carriers compensates for these additional expenses.

                                   BUSINESS

THE COMPANY

  Simon Transportation is a rapidly-growing truckload carrier that specializes in temperature-controlled transportation services for major shippers in the food industry. Richard D. Simon founded the Company with one truck in 1955. Today Simon Transportation operates nationwide, in eight Canadian provinces, and in portions of Mexico from its strategically located headquarters in Salt Lake City, Utah, and terminals in Phoenix, Arizona; Fontana, California; Atlanta, Georgia; Portland, Oregon; and Katy, Texas. The Company has grown as a result of its reputation for on-time delivery of undamaged freight and its willingness to meet shipper needs by opening additional terminals and providing dedicated equipment and personnel for continuous, round-trip movements. This customer focus has resulted in revenue growth to $101.1 million in fiscal 1996 from $40.8 million in fiscal 1992, a compounded annual growth rate of 25.5%. During the same period, operating earnings more than doubled to $9.2 million from $4.5 million.

STRATEGY

  The Company has grown rapidly in recent years by adding revenue equipment to meet the service demands of new and existing customers and expanding core carrier partnerships. Management plans to continue the Company's growth by capitalizing on industry trends among shippers to place increased reliance on a smaller number of financially stable, service-oriented core carriers, outsource transportation requirements formerly provided by private fleets, and seek dedicated service. Management believes that large shippers with nationwide, temperature-controlled transportation needs will continue to request expanded service and that the proceeds to the Company from the Offering will enable the Company to add revenue equipment to meet customer demand. The key elements of the Company's strategy are:

  Food Industry Focus. Simon Transportation focuses on providing specialized service to sophisticated high-volume customers in the food industry such as Nestle, Kraft, M&M Mars, ConAgra, Albertson's, Pillsbury, Campbell's Soup, and Coca-Cola Foods. These customers seek nationwide transportation partners that understand the specialized needs of food industry shippers and offer the late-model equipment, experienced personnel, advanced technology, and geographic coverage to provide "continuous movement" of temperature-controlled and dry loads from processing or packaging plants to distribution centers and other destinations. Management believes the food industry is an attractive niche because it is generally less affected by economic cycles and many shippers require time-sensitive and specialized service that justifies a higher rate per mile.

  Core Carrier Partnerships. Simon Transportation has grown rapidly by establishing core carrier partnerships with high-volume, service sensitive shippers. Core carriers provide customers with consistent equipment availability and premium service such as time-definite pick-up and delivery, express time-in-transit, multiple delivery stops, and real-time access to load information through satellite-based tracking and communication systems and EDI capability. The Company also meets specialized customer requests for access to terminal facilities, stationing employees at customer locations, and dedicating equipment to specific traffic lanes. Management believes major shippers favor their core carrier "partners" during periods of reduced demand for truck service, and that the trend among major shippers to reduce the number of carriers used in favor of core carriers will continue.

  Dedicated Fleets. Simon Transportation emphasizes dedicated fleet operations in which it offers round trip or continuous movement service to a shipper (or a shipper and one or more of its suppliers) by dedicating certain tractors and trailers exclusively to that shipper's needs. Dedicated service is desirable because the customers typically pay a round-trip rate per mile assuming that the truck will return empty and cover all loading, unloading, and pallet costs. The Company frequently is able to further enhance revenue per mile by locating a profitable load to cover unloaded segments. In addition, drivers prefer the predictable runs and priority treatment at shipping and receiving locations. Management intends to aggressively grow its dedicated fleet operations and expects this service niche to expand as shippers outsource transportation needs presently served by private carriage.

  Modern Fleet. Simon Transportation intends to maintain a modern tractor fleet and utilize the 53-foot temperature-controlled trailer as its standard. Reliable, late-model equipment promotes customer service and driver recruitment and retention by minimizing the delays caused by breakdowns and excessive maintenance. In addition, management believes that a practice of replacing tractors while under warranty will reduce expenses and permit the Company to take advantage of improvements in fuel economy and equipment technology.

  Technology. Simon Transportation is an industry leader in technology and the Company's entire fleet has been equipped with Qualcomm systems since 1992. Simon Transportation was the thirteenth carrier in the nation to install the units in 100% of its tractors. This system and EDI capability improve customer service and operating efficiency by offering the Company and customers real time access to load locations and advance warning of potential delivery delays. The Company also utilizes document imaging and load optimization systems. Management believes shippers will continue to demand advanced technology of their core carriers and plans to respond to such requirements.

OPERATIONS

  The Company conducts a centralized dispatch and customer service operation at its Salt Lake City headquarters to offer the precision scheduling required by its customers. The operations center features a fully-integrated, computerized network of dispatch, customer service, and driver liaison personnel. Customer service representatives solicit and accept freight, quote rates, and serve as the primary contact with customers. After accepting a load, customer service representatives transfer the pick-up and delivery information to the computer screen of the appropriate load planner, who assigns the load to an available driver based upon the proximity of the trucks, scheduled "home time," and available hours-in-service. Dispatchers then use the Qualcomm satellite-based tracking and communication system to locate the position and availability status of equipment and notify the driver of pick-up and delivery requirements, route and fueling instructions, and other information. Upon the assignment of a load, the Company's proprietary software calculates the projected travel time from origin to destination and uses satellite position updates and driver communications to provide load progress reports at 30-minute intervals. The system automatically advises the appropriate dispatcher and customer service representative if a load is behind schedule, and customers are able to use EDI to access information about load locations at any time. Management believes that these satellite and computer systems are crucial to satisfying the stringent service standards, such as 30-minute pick-up and delivery "windows," demanded by shippers of their core carriers.

  Management measures the Company's efficiency through miles per tractor, empty miles percentage, revenue per mile, and revenue per tractor. Fleet productivity is tracked daily in the operations center, with actual progress matched against a monthly goal. All operations personnel have access to these statistics on a real time basis, and all participate in a cash bonus program for achieving certain fleetwide levels of miles per tractor per month, driver turnover, and revenue per mile.

CUSTOMERS AND MARKETING

  The Company's sales and marketing function is led by senior management and other sales professionals based in its Salt Lake City headquarters and near key customers. These sales personnel aggressively market Simon Transportation to food industry shippers as a customer-oriented provider of dependable, on-time service. The Company targets customers that seek financially stable, long-term transportation partners offering dependable equipment, satellite and EDI technologies, and premium service. This customer service philosophy has contributed to continuing demands for added equipment to expand service for existing shippers and establishing core carrier relationships with Nestle, Kraft, M&M Mars, ConAgra, Albertson's, Pillsbury, Campbell's Soup, Coca-Cola Foods, and other major customers. Management intends to continue developing business with existing customers and attempting to add new core carrier relationships. The Company's top 5, 10, and 25 customers accounted for 45.7%, 60.1%, and 75.2% of revenue, respectively, during fiscal 1996, with Nestle (including Nestle's Stouffer's and Friskie's units) accounting for 18.7% of revenue.

  Simon Transportation provides service to and from customer locations throughout the United States, in several Canadian provinces and in portions of Mexico. The Company's operations are strongest in the western United States and between points in the West to and from points in the East and Southeast. In addition to traditional for-hire service, management emphasizes the marketing of dedicated fleet and regional distribution services. Dedicated fleets generally receive compensation for all miles, and regional operations provide a stronger presence for driver recruiting. Management believes that these services offer consistent equipment utilization and predictable home-time for drivers.

  The Company has written contracts with substantially all of its customers. These contracts generally specify service standards and rates, eliminating the need for negotiating the rate for individual shipments. Although a contract typically runs for a specified term of at least one year, it generally may be terminated by either party upon 30 days' notice.

TECHNOLOGY

  The Company uses computer and satellite technology to enhance efficiency and customer service in all aspects of its operations, and management believes the Company is among the industry leaders in applying advanced technology to improve transportation service. The Qualcomm OmniTRACS(TM) satellite-based tracking and communication system provides hourly updates of the position of each tractor and permits real-time communication between operations personnel and every driver. As a result, dispatchers relay pick-up and delivery times, weather and road information, route and fueling directions, and other instructions without waiting for a driver to stop and call the Company. The Company's entire fleet has been equipped with the Qualcomm systems since 1992. Simon Transportation was the thirteenth carrier in the nation to install the units in 100% of its tractors. The Company's proprietary software also monitors load progress against projected delivery time every half-hour and warns the appropriate dispatcher and customer service representative if a load is behind schedule. This software also facilitates early routing toward each driver's home base by signaling dispatchers several days in advance of drivers' requested home-time dates.

  The Company's EDI capability permits customers to communicate directly via computer link to tender loads, receive load confirmation, check load status, and receive billing information. The Company's largest customers require EDI service from their core carriers, and more than 50% of the Company's revenue is generated by customers that actively use EDI. EDI not only improves customer service and communication, but also benefits the Company's cash flow through accelerated receivable collection. The Company further enhances its operations through its recently installed document imaging technology, which provides customer service representatives and other personnel (all of whom have computers) real-time access to freight bills, supplier invoices, and other information. Management believes that advanced technology will be required by an increasing number of large shippers as they reduce the number of carriers they use in favor of core carriers.

  The Company has designed a load optimization software program that allows customer service representatives to quote rates by automatically computing the range of acceptable rates between any two points, based upon the rates for all Simon Transportation loads in and out of the applicable region during the past year and the need for pallets, multiple stops, and other additional charges. The system then prioritizes the loads and identifies the optimal tractor to accept a load, based upon location, empty miles required, remaining driver hours-in-service, maintenance scheduling, driver home time, and other factors.

  The Company's maintenance shops are fully computerized and paperless, and all maintenance, repair, and inspection records for each vehicle are instantly accessible. Drivers are able to monitor maintenance progress on computer screens located in the driver lounge.

REVENUE EQUIPMENT

  Simon Transportation's equipment strategy is to operate modern tractors and trailers that help reduce parts, maintenance, and fuel costs, promote the reliable service customers demand from core carriers, and attract and retain drivers. At December 31, 1996, the Company operated 1,011 conventional tractors (engine-forward) equipped with electronic engines and Eaton transmissions, most of which are covered by three-year, 500,000- mile engine warranties and lifetime transmission warranties. Most of the tractors also are equipped with the "condo" sleeper cabs preferred by drivers. The Company has scheduled deliveries that would increase its tractor fleet by approximately 360 tractors during fiscal 1997, with options to purchase an additional 100 units.

  At December 31, 1996, the Company operated 1,442 temperature-controlled trailers, 460 of which were 48J x 1020 models, and 982 were 53J x 1020 models. Management believes that the added capacity of 53-foot models compared with 48-foot models offers a marketing advantage. The Company anticipates adding approximately 500 53-foot trailers and replacing approximately 200 48-foot models in fiscal 1997. The Company also operated 108 insulated dry vans used in its dedicated fleet operations.

  Nearly all of the Company's temperature-controlled trailers are equipped with ThermoKing refrigeration units. ThermoKing has developed "screw compressor" technology capable of maintaining a "DF" (deep freeze) rating that previously was not offered in 53-foot trailers. Simon Transportation has taken delivery on 982 such trailers, and orders for an additional 500 trailers have been placed for delivery in fiscal 1997. Management believes that these 53-foot trailers, which have been engineered with approximately the same weight as most 48-foot refrigerated trailers, offer a marketing advantage because of greater shipping capacity for customers.

  The Company's practice is to trade or replace its tractors on a three-year cycle and its trailers on a five-year cycle. The Company's tractor and trailer fleets had average ages of 12 and 17 months, respectively, at December 31, 1996.

DRIVERS AND OTHER PERSONNEL

  Driver hiring and retention are critical to the success of all trucking companies. Simon Transportation emphasizes driver satisfaction and has made significant investments to improve its drivers' employment experience. Drivers are selected in accordance with specific Company quality guidelines relating primarily to safety history, driving experience, road test evaluations, and other personnel evaluations, including physical examinations and mandatory drug testing. The Company offers competitive compensation, including mileage pay, and full participation in all employee benefit and profit-sharing plans. The Company uses proprietary software to warn dispatchers in advance of a driver's requested home time. Management believes it has promoted driver loyalty by assigning drivers to a single dispatcher, regardless of geographic area, awarding dedicated routes and regional distribution positions to senior, top-performing drivers, and educating customers concerning the need to treat drivers with respect.

  The truckload industry has experienced a shortage of qualified drivers. Strict DOT enforcement of hours-in-service limitations, mandatory drug and alcohol testing, and other safety measures have shrunk the available pool of drivers and increased the cost of recruiting and retention. Despite this driver shortage and vigorous competition for drivers during the past several years, the Company's driver turnover has decreased from 134% in fiscal 1990 to 76% in fiscal 1996, measuring drivers after they are assigned a tractor.

  At December 31, 1996, Simon Transportation employed approximately 400 non-driver employees and approximately 1,140 drivers. The Company's employees have never been represented by or attempted to organize a union, and management believes it has a good relationship with the Company's employees.

SAFETY AND INSURANCE

  Simon Transportation emphasizes safety in all aspects of its operations. Its safety program includes: (i) initial orientation; (ii) a four-week to eight-week, on-the-road training program; (iii) 100% log monitoring; and (iv) progressive penalties for excessive speed. The Company has earned the highest DOT safety and fitness rating of "satisfactory," which most recently was extended on June 7, 1995.

  The Company carries primary and excess liability insurance coverage of $30 million, with a $100,000 deductible for personal injury and property damage. The Company's workers' compensation coverage also carries a $100,000 deductible, in states where a deductible is allowed, with no coverage limit. The Company's equipment is insured for fair market value, subject to deductibles of $25,000 for tractors and $10,000 for trailers, and cargo loss is covered to $200,000 with a $10,000 deductible. Management believes these coverages are adequate to cover reasonably anticipated claims.

PROPERTIES

  Simon Transportation operates terminals and driver recruitment offices at six locations. The Company's headquarters is located on ten acres near the intersection of Interstates 15 and 80 in Salt Lake City, Utah, and includes a 17,000 square foot office building housing all operations and administrative personnel, a 23,000 square foot maintenance shop, and a 3,600 square foot driver recruitment and orientation center. The Company owns additional terminal and driver recruitment facilities in Phoenix, Arizona; Fontana, California; and Atlanta, Georgia; leases terminal space in Katy, Texas, and Portland, Oregon; and leases trailer drop yards at Tulare, California and various customer locations. All locations except the Atlanta office and the Katy office have modern fuel facilities with environmental monitoring equipment.

  The Company is constructing a new primary terminal in Salt Lake City on 55 acres owned by the Company, which will include maintenance, driver recruitment and orientation, and office facilities. Management anticipates that construction of the new facility will be completed in the spring of 1997. Upon completion, the Company intends to sell its existing facility. The available acreage will accommodate future expansion, and the facility has been designed so that additions can be constructed to serve the Company's foreseeable future needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

  The truckload segment of the trucking industry is highly competitive and fragmented, and no carrier or group of carriers dominates the temperature-controlled or dry van market. According to the September 1996 issue of Refrigerated Transporter, the five largest temperature-controlled carriers by revenue are Frozen Food Express Industries, KLLM Transport Services, Prime, Inc., C. R. England & Sons, and Rocor International. The combined revenue reported for these five carriers comprises more than 25% of the estimated $4 billion for-hire, temperature-controlled market. The private fleet portion of the temperature-controlled market has been estimated at an additional $3 billion. The Company's 1996 fiscal year revenue constituted approximately one percent of the total market for temperature-controlled services and approximately two percent of the for-hire market. The Company competes with a number of other trucking companies, as well as private truck fleets used by shippers to transport their own products. The Company competes to a limited extent with rail and rail-truck intermodal service, but attempts to limit this competition by seeking service-sensitive freight. There are other trucking companies, including diversified carriers with large temperature-controlled fleets, possessing substantially greater financial resources and operating more equipment than the Company.

FUEL AVAILABILITY AND COST

  The Company actively manages its fuel costs by requiring drivers to fuel at Company terminals or, whenever possible en route, at service centers with which the Company has established volume purchasing arrangements. The Company controls fuel purchases by using its proprietary software and Qualcomm communications ability to schedule fueling stops and amounts purchased based upon fuel prices at locations on drivers' routes. The Company historically has been able to pass through most increases in fuel prices and taxes to customers in the form of higher rates. At September 30, 1996, the Company had entered into fuel surcharge agreements with approximately 45% of its customers. These customers represent approximately 70% of the Company's revenue for the year ended September 30, 1996. The fuel surcharges are adjusted weekly based on the national weekly average price of diesel fuel published by the Department of Energy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

  The Company is a common and contract motor carrier of general commodities. Historically, the Interstate Commerce Commission (the "ICC") and various state agencies regulated motor carriers' operating rights, accounting systems, mergers and acquisitions, periodic financial reporting, and other matters. In 1995, federal legislation preempted state regulation of prices, routes, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation (the "DOT"). Management does not believe that regulation by the DOT or by the states in their remaining areas of authority will have a material effect on the Company's operations. The Company's employee and independent contractor drivers also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours of service. The Company's operations are subject to various federal, state, and local environmental laws and regulations, implemented principally by the EPA and similar state regulatory agencies, governing the management of hazardous wastes, other discharge of pollutants into the air and surface and underground waters, and the disposal of certain substances. These regulations extend to the above ground and underground fuel storage tanks located at each of the Company's terminal facilities. All of the Company's tanks are of double hull construction in accordance with EPA requirements and equipped with monitoring devices which constantly monitor for leakage. Management is not aware of any fuel spills or hazardous substance contamination on its properties and believes that its operations are in material compliance with current laws and regulations.

LEGAL PROCEEDINGS

  The Company from time to time is a party to litigation arising in the ordinary course of its business, substantially all of which involves claims for personal injury and property damage incurred in the transportation of freight. The Company presently is not a party to any legal proceeding other than litigation arising from vehicle accidents, and management is not aware of any claims or threatened claims that reasonably would be expected to exceed insurance limits or have a materially adverse effect upon the Company's operations or financial position.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The table below sets forth information concerning the Company's executive officers and directors.

NAME                      AGE                     POSITION WITH COMPANY
----                      ---                     ---------------------
Richard D. Simon........   60 Chairman of the Board, President, and Chief Executive Officer
Alban B. Lang...........   50 Chief Financial Officer, Treasurer, and Secretary; Director
Kelle A. Simon..........   35 Vice President of Maintenance
Lyn Simon...............   32 Vice President of Sales
Richard D. Simon, Jr. ..   25 Vice President of Operations
Irene Warr..............   65 Director
H. J. Frazier...........   61 Director

  Richard D. Simon has over 40 years of experience in the trucking industry. He founded the Company in 1955 and has served as its Chairman of the Board, President, and Chief Executive Officer since its incorporation in 1972. Mr. Simon was involved in an action concerning underreporting of income for calendar 1983 relating to personal expenses paid by the Company, which was then 100% owned by him. Mr. Simon acted on the advice of his former accountant, who prepared and filed the tax return. In 1988 Mr. Simon pled guilty to a single count of attempted evasion of federal income tax, was fined $25,000, and served two years' probation. The Company was not a party to this action.

  Alban B. Lang has over 20 years of experience in the trucking industry. He has served as Chief Financial Officer, Treasurer, and Secretary since 1992, prior to which he served as Controller since 1987. Mr. Lang is a certified public accountant and holds two Bachelor of Science degrees, one in chemistry and the other in accounting, a Masters of Business Administration degree, and a Masters degree in fuel engineering, all from the University of Utah. He has served as a director of the Company since 1988.

  Kelle A. Simon has over 19 years of experience in the trucking industry. He has served as Vice President of Maintenance since 1992 and in that capacity also managed fleet purchasing. From 1986 to 1992 he served as Maintenance Director for the Company and was instrumental in the implementation of the Qualcomm software and computer systems. Prior to that time, Mr. Simon served the Company in a variety of capacities.

  Lyn Simon has over 15 years of experience in the trucking industry. He has served as Vice President of Sales since 1986. From 1984 to 1986, Mr. Simon served in numerous operating positions with the Company, including implementing computer and telecommunications systems, and managing the accounts receivable, accounts payable, public relations, and fuel tax and licensing departments.

  Richard D. Simon, Jr. has over six years of experience in the trucking industry. He has served as Vice President of Operations since 1992, prior to which he served as a dispatcher and customer service representative after joining the Company in 1990.

  Irene Warr has been engaged in the private practice of law in Salt Lake City since 1957 and has represented the Company in numerous matters since 1962. Ms. Warr represents many trucking companies and has specialized in motor carrier transportation law for over 30 years. She has served as a director since May 1995.

  H. J. Frazier held various management positions with Westinghouse Electric, Inc. from 1973 until his retirement in 1993, including serving as President of Westinghouse Communities, a residential real estate development subsidiary. Prior to joining Westinghouse, Mr. Frazier practiced as an attorney. He was a founder of Full House Resort, Inc., a publicly held resort and gaming properties enterprise. Mr. Frazier has served as a director since the Company's initial public offering on November 17, 1995.

  Richard D. Simon is the father of Kelle A. Simon, Lyn Simon, and Richard D. Simon, Jr.

COMMITTEES

  Compensation Committee. The Compensation Committee of the Board of Directors is composed of Richard D. Simon and Irene Warr. This committee reviews all aspects of compensation of the Company's executive officers and makes recommendations on such matters to the full Board of Directors. The Compensation Committee had sole discretion to select participants, grant awards, and otherwise administer the Company's Incentive Stock Plan prior to August 15, 1996, when such plan was amended to conform with new rules issued by the Securities and Exchange Commission. See "Management--Incentive Stock Plan."

  Audit Committee. The Audit Committee, composed of Mr. Frazier and Ms. Warr, makes recommendations to the Board of Directors concerning the selection of outside auditors, reviews the Company's financial statements, reviews and discusses audit plans, audit work, internal controls, and the report and recommendations of the Company's independent auditors, and considers such other matters in relation to the external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting.

  Stock Option Committee. The Board of Directors appointed a Stock Option Committee comprised of Richard D. Simon and Alban B. Lang to identify and make awards to non-officer participants under the Plan.

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation awarded to, earned by, or paid to the Company's chief executive officer and the four other most highly compensated executive officers for services rendered in all capacities during the fiscal years ended September 30, 1995 and 1996:

                          SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                    --------------------------
                                     ANNUAL COMPENSATION                  AWARDS       PAYOUTS
                             -------------------------------------- ------------------ -------
                                                                    RESTRICTED
                                                     OTHER ANNUAL     STOCK    OPTION/            ALL OTHER
                                  SALARY(1)   BONUS COMPENSATION(2)  AWARD(S)    SAR    LTIP   COMPENSATION(3)
NAME AND PRINCIPAL POSITION  YEAR    ($)       ($)        ($)          ($)       (#)   PAYOUTS       ($)
---------------------------  ---- ---------   ----- --------------- ---------- ------- ------- ---------------
Richard D. Simon ........    1996  348,400     --          --          --         --     --        11,539
 Chairman, President, and    1995  210,000(4)  --       61,936         --         --     --        11,539
 Chief Executive Officer
Alban B. Lang............    1996  156,000     --          --          --         --     --         7,483
 Chief Financial Officer,    1995  156,000     --       33,762         --      23,000    --         7,483
 Treasurer, and Secretary
Kelle A. Simon...........    1996  156,000     --          --          --         --     --         3,974
 Vice President of           1995  156,000(5)  --       52,628         --      23,000    --         2,893
 Maintenance
Lyn Simon................    1996  156,000     --          --          --         --     --         7,483
 Vice President of Sales     1995  156,000     --       42,768         --      23,000    --         7,483
Richard D. Simon, Jr. ...    1996  156,000     --          --          --         --     --         7,423
 Vice President of           1995  156,000     --       65,689         --      23,000    --         7,423
 Operations

--------
(1) Includes amounts deferred pursuant to the Company's 401(k) Plan, which generally allows employees to defer up to 15% of their compensation, subject to applicable limitations set forth in the Internal Revenue Code.
(2) Represents the value of premiums and taxes due with respect to life insurance policies that the Company has discontinued. Excludes $1,198,672 and $492,509 for Richard D. Simon, $74,325 and $20,762 for Alban B. Lang, and $80,154 and $22,947 for each of Kelle A. Simon, Lyn Simon, and Richard
    D. Simon, Jr., in S Corporation distributions, paid in fiscal 1995 and 1996 prior to the Company's S Corporation's termination on November 17, 1995, respectively.
(3) Represents $2,803 in Company-paid health benefits for each of the named executives and Company contributions pursuant to the Company's 401(k) Plan in the amount of $8,736, $4,680, $4,680, and $4,620 for 1995 and 1996 for
    Richard D. Simon, Alban B. Lang, Lyn Simon, and Richard D. Simon, Jr., respectively. The Company's contribution pursuant to the 401(k) Plan for Kelle A. Simon was $90 and $1,171 for 1995 and 1996, respectively.
(4) During the fiscal year ended September 30, 1995, Mr. Simon also received $532,000 in rental payments relating to certain real estate and revenue equipment leased to the Company by R. D. Simon Trucking. Mr. Simon contributed the R. D. Simon Trucking assets, subject to related liabilities, to the Company effective April 19, 1995 and no longer leases any assets to the Company. Contemporaneously with the contribution of such assets, Mr. Simon's salary was adjusted to $348,400 annually. See "Holding Company Formation" and "Certain Transactions."
(5) Excludes $21,772 paid to Kelle A. Simon, which represents the excess of the August 1995 sale price over the April 1995 valuation of certain real estate acquired by the Company in the Freight Sales merger.

EXECUTIVE BONUS PROGRAM

  The Company has adopted an executive bonus program for the 1997 fiscal year in which certain executive officers and key employees are eligible to participate in a bonus pool equal to five percent of the Company's earnings before provision for income taxes. For the 1997 fiscal year, Richard D. Simon has been allocated 25% of the aggregate bonus amount, and each of Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, Richard D. Simon, Jr., and Alban B. Lang has been allocated 15% of the aggregate bonus amount.

STOCK OPTIONS

  The Company did not grant stock options to the Named Officers during the fiscal year ended September 30, 1996. On December 18, 1996, the Board of Directors granted options to purchase 27,000 shares of Class A Common Stock at $16.00 per share to each of the Named Officers other than Richard D. Simon. The following table sets forth information with respect to the Named Officers concerning the exercise and ownership of options held at September 30, 1996:

         AGGREGATED OPTION EXERCISES AND HOLDINGS IN LAST FISCAL YEAR

                                      NUMBER OF OPTIONS AT 9/30/96 VALUE OF OPTIONS AT 9/30/96(1)
          NAME           SHARES VALUE  EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
          ----           ------ ----- ---------------------------- ------------------------------
Richard D. Simon........  --     --                --                            --
Alban B. Lang...........  --     --           4,600/18,400                 $22,264/89,056
Kelle A. Simon..........  --     --           4,600/18,400                 $22,264/89,056
Lyn Simon...............  --     --           4,600/18,400                 $22,264/89,056
Richard D. Simon, Jr....  --     --           4,600/18,400                 $22,264/89,056

--------
(1) Based on the $13.84 closing price of the Company's Class A Common Stock on September 30, 1996.

  The Company does not have a long-term incentive plan or a defined benefit or actuarial plan and has never issued any stock appreciation rights.

INCENTIVE STOCK PLAN

  The Company maintains an Incentive Stock Plan (the "Plan") to attract and retain employees and motivate them through incentives that are aligned with the Company's goals of increased profitability and stockholder value. Awards under the Plan were originally made by the Compensation Committee of the Board of Directors in compliance with then applicable Rule 16b-3(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Effective August 15, 1996, the Board of Directors voted to amend the Plan to bring it into compliance with new Section 16 rules under the Exchange Act and rely on the new Section 16 rules as of that date. Accordingly, the Plan is presently administered by the Board of Directors and may be administered in the future by a committee if one is appointed by the Board of Directors. The Board has approved a Stock Option Committee, comprised of Richard D. Simon and Alban B. Lang, to identify and make awards to non-officer participants. Nonemployee directors would comprise any committee that makes awards to executive officers, directors, or 10% stockholders. Awards may be in the form of incentive stock options, non-qualified stock options, restricted stock awards, or any other awards of stock consistent with the Plan's purpose. Decisions of the administrator are binding upon the Company and all participants.

  The administrator may amend the Plan but may not, without the prior approval of the stockholders, amend the plan to extend the period during which the options or awards may be granted or exercised, extend the term of the Plan, or increase the total number of reserved shares. The administrator may substitute new stock options for previously granted options. No awards of incentive stock options may be made after May 31, 2005.

  The Company originally reserved 400,000 shares of Class A Common Stock for issuance pursuant to the Plan. To date the Company has outstanding options covering approximately 358,150 of such shares and options representing approximately 2,000 shares have been exercised. All options granted under the Plan vest 20% per year on the first through the fifth anniversaries of the grant. The price payable upon exercise of an option may be satisfied in cash or, in the administrator's discretion, with previously acquired shares of the Company's Class A Common Stock or vested but unexercised options (valued at the difference between the market price of the stock on the date of exercise and the exercise price). The market price of the stock as of December 31, 1996, was $15 1/2, which results in the vested portion of such options having a market value of $661,385 at such date. Options or awards that expire unexercised, are forfeited, or are settled in exchange for tax withholding or in payment of the exercise price of other options, become available again for issuance under the Plan. The administrator may determine when and in what amounts future awards vest and options become exercisable. Terms of awards need not be the same for all participants.

  No awards have been granted to Richard D. Simon, the Company's Chairman, President, and Chief Executive Officer. Options for 50,000 shares each have been granted to Named Officers Kelle A. Simon, Lyn Simon, Richard D. Simon, Jr., and Alban B. Lang, as well as to Sherry L. Simon Bokovoy, the Company's Assistant Treasurer and Assistant Secretary, who is a daughter of Richard D. Simon. These options include options to purchase 23,000 shares each at an exercise price of $9.00 per share granted June 1, 1995, and 27,000 shares each at an exercise price of $16.00 per share granted December 18, 1996. The options to purchase an aggregate 200,000 shares granted to such persons constitute 5% or more of the shares subject to the Plan. Mrs. Bokovoy is the only associate of any director or executive officer who has been granted options.

401(K) PROFIT SHARING PLAN

  The Company maintains a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of sections of the Internal Revenue Code of 1986, as amended (the "Code"). All Company personnel age 21 or older are eligible to participate in the 401(k) Plan after one year of service with the Company. The 401(k) Plan permits participants to contribute up to 15% of their annual compensation from the Company, subject to the limits imposed by the Code. All amounts deferred under the 401(k) Plan by a participant fully vest immediately. The 401(k) Plan also permits discretionary contributions by the Company, which contributed $94,500, $141,240, and $192,389 in 1994, 1995, and 1996, respectively. Amounts contributed by the Company vest 20% each year from the second through the sixth year after contributions. The Company has no defined benefit or actuarial plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

  Ms. Warr has served on the Compensation Committee since the Company's initial public offering on November 17, 1995. She is not an officer or employee of the Company. On May 3, 1996, Richard D. Simon was appointed to serve on the Compensation Committee. Effective January 1, 1995, the Company agreed to pay Ms. Warr $30,000 annually ($2,500 per month) and provide her health insurance coverage at a cost to the Company of $130 per month and an office at the Company's headquarters. Ms. Warr has served as counsel to Richard D. Simon since 1962 and the Company since its incorporation in 1972. See "Certain Transactions" for additional disclosure of transactions between the Company and its directors and executive officers.

DIRECTORS' COMPENSATION

  Directors who are not employees of the Company receive an annual retainer of $5,000 plus $1,000 per meeting of the Board of Directors or a committee thereof attended by the director (if such committee meeting is held other than on the day of a Board meeting), plus reimbursement of expenses incurred in attending such Board or committee meetings. Non-employee directors also receive the annual option to purchase 1,000 shares of the Company's Class A Common Stock at 85% of the market price on the last day of the calendar month immediately preceding the date of the grant, except for 1995, in which the exercise price was $9.00. The Company originally reserved 25,000 shares of Class A Common Stock for issuance under the Outside Director Stock Plan. To date the Company has outstanding options covering 4,000 of such shares, and an option to purchase 1,000 shares has been exercised.

                             CERTAIN TRANSACTIONS

  Effective April 19, 1995, the Company issued an aggregate 841,668 shares of Common Stock to Richard D. Simon, Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, and Richard D. Simon, Jr. in exchange for the assets and stock of certain related entities and the contribution of notes payable to such stockholders by the Company. Prior to April 19, 1995, the Company leased certain real estate and revenue equipment from R. D. Simon Trucking. The Company paid rent of approximately $532,000 from October 1, 1994 to April 19, 1995 and $912,000 in fiscal 1994, but all of such amounts were eliminated in the Company's audited and interim consolidated financial statements because of related ownership and the single purpose of the entities. Effective April 19, 1995, the Company acquired all of the assets formerly leased from R. D. Simon Trucking in the recapitalization described in "Holding Company Formation" and
Note 1 to the Consolidated Financial Statements.

  Prior to April 19, 1995, the Company leased certain revenue equipment from Freight Sales, a corporation owned 25% by each of Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, and Richard D. Simon, Jr. The Company paid Freight Sales approximately $90,000 in fiscal 1994 and $30,000 from October 1, 1994 to April 19, 1995. Effective April 19, 1995, the Company merged Freight Sales into the Company in the recapitalization described in "Holding Company Formation."

  As an S Corporation prior to November 17, 1995, the Company periodically paid pro rata distributions to its then-existing stockholders. The amounts of such distributions were $1,438,974, $1,593,611, and $605,060 for the fiscal years ended September 30, 1994, 1995, and 1996, respectively. See "Holding Company Formation."

  Sherry L. Simon Bokovoy and Jon Bokovoy are the daughter and son-in-law of Richard D. Simon. Ms. Bokovoy is employed by the Company as assistant treasurer and assistant secretary, and Mr. Bokovoy is employed by the Company as a customer service representative. Ms. Bokovoy was paid an aggregate of $81,377 ($24,331 in salary and $57,046 in insurance cost) and $90,924 ($32,600 in salary, $1,278 in employer contributions to the 401(k) Plan, and $57,046 in insurance cost) during fiscal years 1994 and 1995, respectively. She was paid an aggregate $99,211 during the 1996 fiscal year, which included $93,600 in salary and $2,808 in employer contributions to the 401(k) Plan, and $2,803 in health insurance costs. Mr. Bokovoy was paid an aggregate of $124,800, $101,352 ($98,400 in salary and $2,952 in employer contributions to the 401(k)
Plan), and $64,781 ($62,900 in salary and $1,881 in employer contributions to the 401(k) Plan) during fiscal years 1994, 1995, and 1996, respectively. Ms. Bokovoy is a participant in the executive bonus program for the 1997 fiscal year and has been allocated 15% of the available bonus amount. The bonus program provides for an aggregate amount equal to five percent of earnings before provision for income taxes. See "Management--Executive Compensation."

  Prior to the Company's initial public offering, Richard D. Simon guaranteed the Company's line of credit and all of its revenue equipment debt, capitalized leases, and operating leases. The guarantees were released after the offering.

  For additional information concerning certain transactions involving the Company's officers and directors, see "Management--Compensation Committee Interlocks and Insider Participation."

  Upon completion of its initial public offering, the Company adopted a policy that any future transactions with affiliated persons or entities would be on terms no less favorable to the Company than those that could have been obtained on an arms-length basis from unaffiliated third parties and that any such transactions must be approved by a majority of the disinterested directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of Class A and Class B Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; each of the Company's directors; each of the executive officers identified in the Summary Compensation Table; and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                            SHARES BENEFICIALLY        SHARES  SHARES TO BE BENEFICIALLY
                          OWNED BEFORE OFFERING(1)     OFFERED  OWNED AFTER OFFERING(1)
                          ------------------------------------ ------------------------------
  NAME AND ADDRESS(2)       NUMBER        PERCENT(3)   NUMBER     NUMBER        PERCENT(3)
  -------------------     -------------- --------------------- --------------- --------------
Richard D. Simon(4)(5)..       1,882,661         39.7% 700,000       1,182,661          19.2%
Alban B. Lang...........          79,923          1.7%  15,000          64,923           1.1%
Kelle A. Simon..........          88,229          1.9%  15,000          73,229           1.2%
Lyn Simon...............          82,507          1.7%  15,000          67,507           1.1%
Richard D. Simon, Jr. ..          87,229          1.8%  15,000          72,229           1.2%
Irene Warr..............             400            *      --              400             *
H. J. Frazier...........           5,000            *      --            5,000             *
Sherry L. Simon
 Bokovoy................          87,229          1.8%  15,000          72,229           1.2%
Cowen Asset Management..         283,400          6.0%     --          283,400           4.7%
All directors and
 executive officers as a
 group (first 7
 persons)...............       2,225,949         46.9% 760,000       1,465,949          23.8%

--------
*  Less than one percent.
(1) Assumes no exercise of the underwriters' over-allotment option. Excludes options to purchase 200,000 shares of Class A Common Stock granted (50,000 shares each, of which 4,600 shares each were at December 31, 1996, subject to vested but unexercised options) to Kelle A. Simon, Lyn Simon, Richard
    D. Simon, Jr., and Alban B. Lang under the Company's Incentive Stock Plan. Unless otherwise indicated all shares are owned directly.
(2) The address of Richard D. Simon is 4646 South 500 West, Salt Lake City, Utah 84123, and the address of Cowen Asset Management is Financial Square, 31st Floor, New York, New York 10005.
(3) Percentage ownership includes both Class A and Class B Common Stock.
(4) Mr. Simon owns 10,500 shares of Class A Common Stock and 1,872,161 shares of Class B Common Stock. All of Mr. Simon's Class A Common Stock and 689,500 shares of his Class B Common Stock will be sold in the Offering.
(5) All shares are held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which the four children of Richard D. Simon are the beneficiaries, subject to a life estate in favor of Valene Simon, wife of Richard D. Simon. Because the Class B Common Stock is entitled to two votes per share, Mr. Simon, as Trustee, controls 56.7% of the combined voting power of the Common Stock before the Offering and 32.2% after the Offering (26.6% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors--Voting Control of the Company."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue up to 20,000,000 shares of Class A Common Stock, par value one cent ($.01) per share, 5,000,000 shares of Class B Common Stock, par value one cent ($.01) per share, and 5,000,000 shares of preferred stock, par value one cent ($.01) per share. At December 31, 1996, 2,872,757 shares of Class A Common Stock, 1,872,161 shares of Class B Common Stock, and no shares of preferred stock were issued and outstanding. As of October 31, 1996 the Class A Common Stock was held by 669 stockholders of record, and all shares of Class B Common Stock are held by Richard D. Simon. However, the Company believes a substantial number of the Company's shares are held of record by brokers or dealers for their customers in street names. All of the outstanding Common Stock is, and the shares of Class A Common Stock offered by the Company hereby when issued and paid for will be, fully paid and non-assessable.

CLASS A AND CLASS B COMMON STOCK

  Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to two votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A and Class B Common Stock voting together as a single class, except as otherwise required by law. Holders of the Company's Common Stock are not entitled to cumulative voting in the election of directors.

  Conversion. Class A Common Stock has no conversion rights. Holders of Class B Common Stock may convert their Class B Common Stock into Class A Common Stock at any time at the ratio of one share of Class A Common Stock for each share of Class B Common Stock. Class B Common Stock immediately and automatically converts into an equal number of Class A Common Stock shares if any person other than Richard D. Simon, Valene Simon, Kelle A. Simon, Lyn Simon, Sherry L. Simon Bokovoy, and Richard D. Simon, Jr. (or trusts for the benefit of any of them or entities wholly owned by any of them), obtains ownership of such shares.

  Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends payable in cash or property other than Common Stock on an equal basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding shares of preferred stock, if any. In the case of any dividend payable in Common Stock, all holders of Common Stock shall receive the same percentage dividend, with the holders of Class A Common Stock receiving shares of Class A Common Stock and the holders of Class B Common Stock receiving shares of Class A or Class B Common Stock, as determined by the Board of Directors when declaring such dividend.

  Liquidation. In the event of liquidation, holders of Class A and Class B Common Stock participate with each other on a ratable basis as a single class in the net assets of the Company available for distribution after payment or provision for liabilities of the Company and payment of the liquidation preference, if any, on any outstanding shares of preferred stock.

  Other Terms. Neither the Class A nor the Class B Common Stock may be subdivided, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization, or other business combination, the consideration to be received per share by holders of either Class A or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that if, after such business combination, Richard D. Simon, Valene Simon, Kelle A. Simon, Lyn Simon, Sherry
L. Simon Bokovoy, and Richard D. Simon, Jr. (or trusts for the benefit of any of them or entities wholly owned by any of them) beneficially own, in the aggregate, more than one-third of the equity interests in the surviving entity, any securities received by them may differ as to voting rights only to the extent that voting rights now differ between Class A and Class B Common Stock. Holders of Common Stock are not entitled to preemptive rights and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

  The rights, preferences, and privileges of holders of both classes of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors is authorized to issue, from time to time, without approval of the stockholders, up to 5,000,000 shares of preferred stock in one or more series. The Board of Directors may fix for each series: the distinctive serial designation and number of shares of the series; the voting powers and the right, if any, to elect a director or directors (and the terms of office of any such directors); the dividend rights, if any; the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof; the liquidation preferences and the amounts payable on dissolution or liquidation; the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and any other terms or provisions which the Board of Directors is legally authorized to fix or alter.

  It is not possible to state the actual effect of the authorization of the preferred stock upon the rights of holders of the Common Stock until the Board determines the specific rights of the holders of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, issuance thereof could adversely affect the voting power, liquidation preference, or other rights of the holders of Common Stock or other preferred stock. The Board's authority to issue shares of preferred stock provides a potential vehicle for use in possible acquisitions and other corporate purposes, but its issuance, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. The Company has no present plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

  Provisions with Anti-Takeover Implications. Certain provisions of the Company's Articles of Incorporation ("Articles") and Bylaws deal with matters of corporate governance and the rights of stockholders. Under the Company's Articles, the Board of Directors may issue shares of preferred stock and set the voting rights, preferences, and other terms thereof, and the Board of Directors may also issue Class B Common Stock, which possesses disproportionate voting rights while owned by Simon family members. The Company's Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the President, or a majority of the directors. Such provisions, together with certain provisions of the Nevada General Corporation Law (see "Description of Capital Stock--Statutory Anti-Takeover Provisions"), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). Any such discouraging effect upon takeover attempts could potentially depress the market price of the Class A Common Stock or inhibit temporary fluctuations in the market price of the Class A Common Stock that otherwise could result from actual or rumored takeover attempts.

  Indemnification and Limitation of Liability. Under its Articles and Bylaws, the Company will indemnify its officers, directors, and agents against all liabilities and expenses reasonably incurred in connection with service for or on behalf of the Company to the full extent permitted by Nevada law. The Company also is authorized to advance expenses, purchase insurance, enter into indemnification agreements, and otherwise grant broader indemnification rights. The Articles also eliminate the liability of directors and officers to the Company or its stockholders for monetary damages for breach of fiduciary duty except to the extent such exemption from liability or limitation thereof is not permitted under the Nevada General Corporation Law. This provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director continues to be subject to liability for monetary damages for acts or omissions involving intentional misconduct, fraud, knowing violations of law, and unlawful distributions. The Company believes that these provisions of its Articles and Bylaws are necessary to attract and retain qualified persons as directors and officers.

STATUTORY ANTI-TAKEOVER PROVISIONS

  Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

  The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" includes, among other transactions, any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquired his shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated by the approval of the board of directors before the interested stockholder's date of acquiring shares, or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher (as adjusted for interest and dividends); the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher (as adjusted for interest and dividends); or if higher for the holders of shares of preferred stock, the highest liquidation value for the shares of preferred stock.

  Nevada's Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds in an offer or acquisition, those shares acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights. This statute is applicable only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

TRANSFER AGENT AND REGISTRAR

  UMB Bank, n.a., 928 Grand Avenue, Kansas City, Missouri 64106, is the Transfer Agent and Registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 6,169,918 shares of Common Stock. Of these shares, all of the 2,200,000 shares (2,530,000 shares if the Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely transferable by persons other than "affiliates" of the Company, without further restriction under the Securities Act. Of the remaining 3,969,918 shares, 3,424,615 were freely tradeable without restriction or registration prior to the Offering and 545,303 are restricted shares within the meaning of Rule 144 and may not be sold without registration or an exemption from registration. In connection with the Offering, the Selling Stockholders, along with the Company and its other executive officers and directors, who will beneficially own approximately 1,538,178 or 24.9% of the Company's outstanding Common Stock after the Offering, have agreed not to sell or otherwise dispose of any of their shares, directly or indirectly, for 180 days from the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc. After the 180 day period all such shares will be eligible for sale, subject to compliance with Rule 144. See "Principal and Selling Stockholders" and "Risk Factors--Shares Eligible for Future Sale."

  In general, Rule 144 provides that, subject to its provisions and other applicable federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" as defined under the Securities Act, who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the same class of securities during the four calendar weeks preceding the filing of notice of the sale with the Securities and Exchange Commission; or (ii) 1% of the same class of securities then outstanding, subject in each case to certain manner-of-sale provisions, notice requirements, and the availability of current information concerning the Company. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell shares under Rule 144 without regard to the volume limitations and current public information, manner of sale, and notice requirements described above. Restricted shares will also be eligible for sale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act, without regard to the volume limitations contained in Rule 144.

  The Company has filed registration statements under the Securities Act to register shares of Class A Common Stock reserved for issuance under its Incentive Stock Plan, Outside Director Stock Plan, and 401(k) Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. A total of 400,000 shares originally were reserved for issuance under the Incentive Stock Plan. Options covering approximately 358,150 of such shares are currently outstanding and options for approximately 2,000 shares have been exercised. An additional 25,000 shares were reserved for issuance under the Outside Director Stock Plan. Options covering 4,000 of such shares are currently outstanding and options for 1,000 shares have been exercised. At December 31, 1996, the 401(k) Plan had 69,389 shares allocated to employee accounts and the total dollar value invested in the Employer Stock Fund was $1,075,530.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, the aggregate number of shares of Class A Common Stock set forth opposite their respective names below:

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      Morgan Keegan & Company, Inc. ...........................      733,334
      A.G. Edwards & Sons, Inc. ...............................      733,333
      George K. Baum & Company.................................      733,333
                                                                   ---------
          Total................................................    2,200,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions, including, among other things, the continuing accuracy of the representations and warranties of the Company and Selling Stockholders contained in the Underwriting Agreement, the performance by the Company and Selling Stockholders of their respective obligations under the Underwriting Agreement, and the receipt of an opinion of counsel for the Company in form and substance reasonably satisfactory to counsel for the Underwriters. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the shares of Class A Common Stock, if any are purchased. The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company and Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company has been advised by the Underwriters that they propose to offer the shares of Class A Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.52 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. The offering price and the concessions and discount to dealers may be changed by the Underwriters after the Offering.

  The Company and Richard D. Simon have granted to the Underwriters options, expiring on the thirtieth day subsequent to the date of this Prospectus, to purchase up to an additional 110,000 and 220,000 shares of Class A Common Stock, respectively, at the price to public, less underwriting discount, as shown on the cover page of this Prospectus. The parties have agreed that the option to Mr. Simon will be exercised before the option to the Company. The Underwriters may exercise such options solely for the purpose of covering over-allotments, if any, incurred in the sale of Class A Common Stock offered hereby. To the extent that the Underwriters exercise such options, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Class A Common Stock set forth next to such Underwriter's name in the preceding table bears to the total offered initially.

  The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  With certain limited exceptions, the Company and its executive officers have agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, or grant of any option to purchase or other disposition) of any shares of Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Keegan & Company, Inc.

  The Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  One or more of the Underwriters currently act as market makers for the Class A Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Scudder Law Firm, P.C., Lincoln, Nebraska. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Baker, Donelson, Bearman & Caldwell, a Professional Corporation, Memphis, Tennessee.

                                    EXPERTS

  The consolidated financial statements included in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Index to Consolidated Financial Statements Covered by Report of
 Independent Public Accountants
  Report of Independent Public Accountants................................ F-2
  Consolidated Statements of Earnings for the Years Ended September 30,
   1994, 1995, and 1996, and for the Three Months Ended December 31, 1995
   (unaudited) and 1996 (unaudited)....................................... F-3
  Consolidated Statements of Financial Position as of September 30, 1995
   and 1996, and as of December 31, 1996 (unaudited)...................... F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   September 30, 1994, 1995, and 1996, and for the Three Months Ended
   December 31, 1996 (unaudited).......................................... F-5
  Consolidated Statements of Cash Flows for the Years Ended September 30,
   1994, 1995, and 1996, and for the Three Months Ended December 31, 1995
   (unaudited) and 1996 (unaudited)....................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of  Simon Transportation Services Inc.:

  We have audited the accompanying consolidated statements of financial position of Simon Transportation Services Inc. (a Nevada corporation) and subsidiary as of September 30, 1995 and 1996 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simon Transportation Services Inc. and subsidiary as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                                 /s/ Arthur Andersen LLP

Salt Lake City, Utah
October 11, 1996

                       SIMON TRANSPORTATION SERVICES INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 FOR THE THREE MONTHS ENDED
                          FOR THE YEARS ENDED SEPTEMBER 30,             DECEMBER 31,
                         --------------------------------------  ----------------------------
                            1994         1995          1996          1995           1996
                         -----------  -----------  ------------  -------------  -------------
                                                                  (UNAUDITED)    (UNAUDITED)
Operating Revenue....... $71,690,734  $75,218,184  $101,089,530  $  20,588,101  $  34,166,193
                         -----------  -----------  ------------  -------------  -------------
Operating Expenses:
  Salaries, wages, and
   benefits.............  25,948,755   28,035,318    40,014,702      8,241,904     13,171,808
  Fuel and fuel taxes...  14,362,789   14,115,283    20,359,375      4,042,972      6,657,636
  Operating supplies and
   expenses.............   8,978,394   10,839,485    13,701,428      3,166,317      4,350,499
  Taxes and licenses....   2,557,612    2,756,587     3,287,833        700,390      1,436,465
  Insurance and claims..   1,995,244    2,002,505     2,172,308        274,627        626,360
  Communications and
   utilities............   1,274,074    1,244,650     1,679,967        354,331        530,004
  Depreciation and
   amortization.........   6,856,673    7,222,887     5,919,494      1,728,200      1,513,545
  Rent..................   3,435,117    2,925,541     4,793,804        418,792      3,446,607
                         -----------  -----------  ------------  -------------  -------------
    Total operating
     expenses...........  65,408,658   69,142,256    91,928,911     18,927,533     31,732,924
                         -----------  -----------  ------------  -------------  -------------
    Operating earnings..   6,282,076    6,075,928     9,160,619      1,660,568      2,433,269
Other (Expense)
 Earnings:
  Interest expense......  (3,191,708)  (3,558,932)   (2,849,549)      (805,597)      (446,623)
  Other, net............      55,876       31,751        92,025            --             --
                         -----------  -----------  ------------  -------------  -------------
Earnings before
 provision for income
 taxes..................   3,146,244    2,548,747     6,403,095        854,971      1,986,646
Provision for income
 taxes (Note 11)........         --           --      5,454,170      3,257,112        750,952
                         ===========  ===========  ============  =============  =============
Net Earnings............ $ 3,146,244  $ 2,548,747  $    948,925  $  (2,402,141) $   1,235,694
                         ===========  ===========  ============  =============  =============
Unaudited Pro Forma
 Information:
(Note 11)
  Earnings before
   provision for income
   taxes................ $ 3,146,244  $ 2,548,747  $  6,403,095  $     854,971  $   1,986,646
  Provision for income
   taxes................   1,245,913    1,009,304     2,535,626        338,569        750,952
                         -----------  -----------  ------------  -------------  -------------
  Net earnings.......... $ 1,900,331  $ 1,539,443  $  3,867,469  $     516,402  $   1,235,694
                         ===========  ===========  ============  =============  =============
  Net earnings per
   common share......... $      0.83  $      0.67  $       0.88  $        0.15  $        0.26
                         ===========  ===========  ============  =============  =============
  Weighted average
   common shares
   outstanding..........   2,300,000    2,300,000     4,417,643      3,451,233      4,743,154
                         ===========  ===========  ============  =============  =============

  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                       SIMON TRANSPORTATION SERVICES INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                             SEPTEMBER 30,
                                       --------------------------  DECEMBER 31,
                                           1995          1996          1996
                                       ------------  ------------  ------------
                                                                   (UNAUDITED)
               ASSETS
Current Assets:
  Cash...............................  $    350,380  $  5,571,431  $  4,107,994
  Receivables, net of allowance for
   doubtful accounts of $115,000,
   $66,000, and $48,000,
   respectively......................     7,331,701    13,261,974    14,256,016
  Operating supplies.................       639,915       428,123       425,371
  Prepaid expenses and other.........       416,945     1,302,492     2,322,690
  Deferred tax asset.................           --        627,883       627,883
                                       ------------  ------------  ------------
    Total current assets.............     8,738,941    21,191,903    21,739,954
                                       ------------  ------------  ------------
Property and Equipment, at cost:
  Land...............................     2,710,071     2,918,804     2,928,804
  Revenue equipment..................    63,591,169    58,779,032    53,700,875
  Buildings and improvements.........     4,796,379     8,639,875    11,375,793
  Office furniture and equipment.....     2,116,518     2,766,218     2,790,525
                                       ------------  ------------  ------------
                                         73,214,137    73,103,929    70,795,997
  Less accumulated depreciation and
   amortization......................   (21,014,556)  (16,390,209)  (14,960,370)
                                       ------------  ------------  ------------
                                         52,199,581    56,713,720    55,835,627
                                       ------------  ------------  ------------
Other Assets.........................       498,473       317,645       951,995
                                       ------------  ------------  ------------
                                       $ 61,436,995  $ 78,223,268  $ 78,527,576
                                       ============  ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..  $  8,577,770  $  2,892,300  $  2,927,734
  Current portion of capitalized
   lease obligations.................    12,389,442     3,760,250     3,725,397
  Accounts payable...................     1,369,252     1,691,900     1,731,341
  Income taxes payable...............           --      2,191,984       781,531
  Accrued liabilities................     1,835,620     2,324,918     2,249,987
  Accrued claims payable.............     1,296,575     1,602,344     1,512,132
                                       ------------  ------------  ------------
    Total current liabilities........    25,468,659    14,463,696    12,928,122
                                       ------------  ------------  ------------
Long-Term Debt, net of current
 portion.............................     7,135,935    15,433,145    17,328,692
                                       ------------  ------------  ------------
Capitalized Lease Obligations, net of
 current portion.....................    19,799,823    15,342,293    14,030,684
                                       ------------  ------------  ------------
Deferred Income Taxes................           --      3,880,653     3,880,653
                                       ------------  ------------  ------------
Commitments (Note 7)
Stockholders' Equity:
  Preferred stock, $.01 par value,
   5,000,000 shares authorized, none
   issued............................           --            --            --
  Class A Common Stock, $.01 par
   value, 20,000,000 shares
   authorized, 427,839, 2,870,507,
   and 2,872,757 shares issued,
   respectively......................         4,278        28,705        28,728
  Class B Common Stock, $.01 par
   value, 5,000,000 shares
   authorized, 1,872,161 shares
   issued............................        18,722        18,722        18,722
  Additional paid-in capital.........       735,292    25,282,496    25,302,723
  Retained earnings..................     8,274,286     3,773,558     5,009,252
                                       ------------  ------------  ------------
    Total stockholders' equity.......     9,032,578    29,103,481    30,359,425
                                       ------------  ------------  ------------
                                       $ 61,436,995  $ 78,223,268  $ 78,527,576
                                       ============  ============  ============

  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                       SIMON TRANSPORTATION SERVICES INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    CLASS A  CLASS B  ADDITIONAL                            TOTAL
                           COMMON   COMMON   COMMON     PAID-IN    RETAINED   TREASURY  STOCKHOLDERS'
                           STOCK     STOCK    STOCK     CAPITAL    EARNINGS    STOCK       EQUITY
                          --------  -------  -------  ----------- ----------  --------  -------------
Balance, September 30,
 1993...................  $149,852  $   --   $   --   $       --  $5,611,880  $(25,764)  $ 5,735,968
 Distributions to
  stockholders of
  S corporation.........       --       --       --           --  (1,438,974)      --     (1,438,974)
 Net Earnings...........       --       --       --           --   3,146,244       --      3,146,244
                          --------  -------  -------  ----------- ----------  --------   -----------
Balance, September 30,
 1994...................   149,852      --       --           --   7,319,150   (25,764)    7,443,238
 Distributions to
  stockholders of
  S corporation.........       --       --       --           --  (1,593,611)      --     (1,593,611)
 Acquisition of Freight
  Sales, Inc. through
  issuance of 22,308
  shares of common stock
  (Note 1)..............   160,000      --       --           --         --        --        160,000
 Payment of notes
  payable to
  stockholders through
  issuance of 66,225
  shares of common stock
  (Note 9)..............   474,204      --       --           --         --        --        474,204
 Recapitalization of
  capital stock, 700,000
  Class A shares and
  2,850,000 Class B
  shares of Common Stock
  issued for 3,550,000
  shares of common stock
  (Note 1)..............  (784,056)   7,000   28,500      722,792        --     25,764           --
 Pro rata contribution
  of 272,161 shares of
  Class A Common Stock
  and 977,839 shares of
  Class B Common Stock
  by stockholders (Note
  1)....................       --    (2,722)  (9,778)      12,500        --        --            --
 Net Earnings...........       --       --       --           --   2,548,747       --      2,548,747
                          --------  -------  -------  ----------- ----------  --------   -----------
Balance, September 30,
 1995...................       --     4,278   18,722      735,292  8,274,286       --      9,032,578
 Distributions to
  stockholders of
  S corporation.........       --       --       --           --    (605,060)      --       (605,060)
 Sale of Common Stock in
  initial public
  offering, net of
  issuance costs........       --    24,420      --    19,696,318        --        --     19,720,738
 Change in tax status...       --       --       --     4,844,593 (4,844,593)      --            --
 Exercise of stock
  options...............       --         7      --         6,293        --        --          6,300
 Net Earnings...........       --       --       --           --     948,925       --        948,925
                          --------  -------  -------  ----------- ----------  --------   -----------
Balance, September 30,
 1996...................       --    28,705   18,722   25,282,496  3,773,558       --     29,103,481
 Exercise of stock
  options (unaudited)...       --        23      --        20,227        --        --         20,250
 Net earnings
  (unaudited)...........       --       --       --           --   1,235,694       --      1,235,694
                          --------  -------  -------  ----------- ----------  --------   -----------
Balance, December 31,
 1996 (unaudited).......  $    --   $28,728  $18,722  $25,302,723 $5,009,252  $    --    $30,359,425
                          ========  =======  =======  =========== ==========  ========   ===========

  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                       SIMON TRANSPORTATION SERVICES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 FOR THE YEARS ENDED            FOR THE THREE MONTHS ENDED
                                    SEPTEMBER 30,                      DECEMBER 31,
                         -------------------------------------  ----------------------------
                            1994         1995         1996          1995           1996
                         -----------  -----------  -----------  -------------  -------------
                                                                 (UNAUDITED)    (UNAUDITED)
Cash Flows From Operat-
 ing Activities:
 Net earnings..........  $ 3,146,244  $ 2,548,747  $   948,925  $  (2,402,141) $  1,235,694
 Adjustments to recon-
  cile net earnings to
  net cash provided by
  (used in) operating
  activities:
 Depreciation and am-
  ortization...........    6,856,673    7,222,887    5,919,494      1,728,200     1,513,545
 Changes in assets and
  liabilities:
   (Increase) decrease
    in receivables,
    net................     (752,748)    (477,913)  (5,930,273)      (187,658)       93,458
   (Increase) decrease
    in operating sup-
    plies..............      (71,633)    (166,726)     211,792         63,178         2,752
   Increase in prepaid
    expenses and oth-
    er.................      (22,397)    (117,628)    (885,547)    (1,783,916)   (1,020,198)
   Increase in deferred
    tax asset..........          --           --      (627,883)           --            --
   Decrease (increase)
    in other assets....       99,225     (464,990)     180,828        373,306      (634,350)
   Increase (decrease)
    in accounts pay-
    able...............      274,652     (577,613)     322,648        271,588        39,441
   Increase (decrease)
    in income taxes
    payable............          --           --     2,191,984            --     (1,410,453)
   Increase (decrease)
    in accrued liabili-
    ties...............      326,248       17,700      489,298       (231,730)      (74,931)
   Increase (decrease)
    in accrued claims
    payable............      498,654      277,903      305,769        (92,300)      (90,212)
   Increase in deferred
    income taxes.......          --           --     3,880,653      3,351,427           --
                         -----------  -----------  -----------  -------------  ------------
     Net cash provided
      by (used in)
      operating
      activities.......   10,354,918    8,262,367    7,007,688      1,089,954      (345,254)
                         -----------  -----------  -----------  -------------  ------------
Cash Flows From Invest-
 ing Activities:
 Purchase of property
  and equipment........   (8,332,284)  (6,338,014) (23,149,090)    (1,131,139)   (3,731,952)
 Proceeds from the
  sale of property and
  equipment............    2,224,519    7,594,684   18,499,863        837,500     2,009,000
                         -----------  -----------  -----------  -------------  ------------
     Net cash used in
      investing activi-
      ties.............   (6,107,765)   1,256,670   (4,649,227)      (293,639)   (1,722,952)
                         -----------  -----------  -----------  -------------  ------------
Cash Flows From Financ-
 ing Activities:
 Proceeds from issu-
  ance of long-term
  debt.................   13,553,287    3,764,916   19,666,814            --      2,628,684
 Principal payments on
  long-term debt.......  (10,818,948)  (4,653,591) (12,775,333)   (10,232,605)     (697,703)
 Net borrowings
  (payments) under
  line-of-credit ......        9,313    2,570,529   (4,279,741)    (4,279,741)          --
 Principal payments
  under capitalized
  lease obligations....   (5,779,042)  (9,309,717) (18,871,127)    (3,558,523)   (1,346,462)
 Net proceeds from is-
  suance of Class A
  Common Stock.........          --           --    19,727,037     19,716,753        20,250
 Distributions to
  stockholders.........   (1,438,973)  (1,593,611)    (605,060)      (605,060)          --
                         -----------  -----------  -----------  -------------  ------------
     Net cash (used in)
      provided by
      financing
      activities.......   (4,474,363)  (9,221,474)   2,862,590      1,040,824       604,769
                         -----------  -----------  -----------  -------------  ------------
Net (Decrease) Increase
 In Cash...............     (227,210)     297,563    5,221,051      1,837,139    (1,463,437)
Cash at Beginning of
 Period................      280,027       52,817      350,380        350,380     5,571,431
                         -----------  -----------  -----------  -------------  ------------
Cash at End of Period..  $    52,817  $   350,380  $ 5,571,431  $   2,187,519  $  4,107,994
                         ===========  ===========  ===========  =============  ============
Supplemental Disclosure
 of Cash Flow Informa-
 tion:
 Cash paid during the
  period for inter-
  est..................  $ 3,150,503  $ 3,440,685  $ 2,847,583  $     820,383  $    526,424
 Cash paid during the
  period for income
  taxes................          --           --           --             --      1,891,923
Supplemental Schedule
 of Noncash Investing
 and
 Financing Activities:
 Equipment acquired
  through capitalized
  lease obligations....  $ 4,379,060  $11,479,970  $ 5,784,405  $   5,784,406  $        --
 Sale of equipment in
  exchange for receiv-
  able ................  $       --   $       --   $        --  $   2,211,000  $  1,087,500

  The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                      SIMON TRANSPORTATION SERVICES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE COMPANY, ACQUISITIONS, AND RECAPITALIZATION

  Simon Transportation Services Inc. was incorporated in Nevada on August 15, 1995 to acquire all of the outstanding capital stock of Dick Simon Trucking, Inc., a Utah corporation, through a transaction intended to qualify as a transfer to a controlled corporation. The accompanying consolidated financial statements present the consolidated financial position and results of operations of Simon Transportation Services Inc. and Dick Simon Trucking, Inc., its wholly owned subsidiary (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

  The Company is a truckload carrier that specializes in premium service, primarily through temperature-controlled transportation predominantly for major shippers in the U.S. food industry.

 R. D. Simon Trucking

  Historically, the accompanying financial statements included the combined accounts of Dick Simon Trucking, Inc. and R. D. Simon Trucking (the "Affiliate"). The Affiliate was a sole proprietorship owned by Richard D. Simon, the majority stockholder of the Company. The Affiliate leased tractors, trailers and terminal and shop facilities to the Company.

  On April 19, 1995, the Company entered into an exchange agreement with its majority stockholder to acquire all of the assets and liabilities of the Affiliate in exchange for 753,135 shares of Common Stock of the Company. In exchange for the issuance of the common stock, the Company assumed ownership of assets with an estimated fair value of approximately $8,500,000 and liabilities of approximately $3,100,000.

  The Company has accounted for the acquisition of the Affiliate as a reorganization of entities under common control and, accordingly, the financial statements for all periods presented have been adjusted to reflect the combination of the entities at their historical bases.

 Freight Sales, Inc.

  In connection with the above mentioned exchange agreement, the Company also acquired Freight Sales, Inc. ("Freight Sales"), a company owned by the adult children of the majority stockholder of the Company, which children are also minority stockholders of the Company. The Company issued 22,308 shares of common stock in exchange for all of the outstanding stock of Freight Sales.

  The Company has accounted for the acquisition of Freight Sales under the purchase method of accounting and, accordingly, the acquired asset values of $160,000 are presented in these financial statements as of the acquisition date at their respective fair values in relation to the purchase price. No intangible assets were recorded in this acquisition. As part of the transaction, Freight Sales was merged into the Company and ceased to exist as a legal entity. The Company has omitted the pro forma results of operations required by Accounting Principles Board Opinion No. 16 because the transaction was immaterial to the Company's consolidated financial statements.

 Recapitalization

  In August 1995, the Board of Directors approved a reverse stock split of one-for-3.37 shares of common stock, and a recapitalization of the Company. All references in the consolidated financial statements to the number of shares of common stock have been restated to reflect this reverse stock split.

  The post-recapitalization authorized capital stock for the Company consists of 20,000,000 shares of $.01 par value Class A Common Stock with one vote per share voting rights; 5,000,000 shares of $.01 par value

                      SIMON TRANSPORTATION SERVICES INC.

Class B Common Stock with two votes per share voting rights; and 5,000,000 shares $.01 par value preferred stock. In connection with this recapitalization, the Company issued 700,000 shares of Class A and 2,850,000 shares of Class B Common Stock in exchange for all of the previously outstanding shares of common stock. All of the Class B and 39,641 shares of Class A Common Stock were issued to the majority stockholder of the Company.

  On September 30, 1995, the Company's stockholders contributed on a pro rata basis 272,161 shares of Class A and 977,839 shares of Class B Common Stock to the Company. This contribution was made to reduce the number of shares of the Company's common stock prior to its initial public offering. All contributed shares were retired by the Company.

  Immediately prior to the effective date of the Company's initial public offering, the Company issued 427,839 shares of Class A and 1,872,161 shares of Class B Common Stock of Simon Transportation Services Inc. to the existing shareholders of Dick Simon Trucking, Inc. in exchange for all of the outstanding capital stock of Dick Simon Trucking, Inc. in a transaction intended to qualify as a transfer to a controlled corporation under Section 351 of the Internal Revenue Code. This transaction was consummated on November 17, 1995, and resulted in a capital stock structure identical to that reflected in the accompanying September 30, 1995 consolidated balance sheet.

  On November 17, 1995, the Company completed its initial public offering of 2,441,968 shares of Class A Common Stock which generated net proceeds of $19,720,738 after deducting underwriting commissions and other expenses. A majority of the proceeds were used to pay off certain long-term debt (see Note
4).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

 Revenue Recognition and Significant Customers

  Freight charges and related direct freight expenses are recognized as revenue and operating expense when freight is delivered at a destination point. One customer accounted for approximately 15, 19, and 18 percent of operating revenue in fiscal years 1994, 1995, and 1996, respectively. At September 30, 1996, the Company had accounts receivable outstanding with this customer totaling $1,793,808. Another customer accounted for approximately 17 and 12 percent of operating revenue in fiscal years 1994 and 1995, respectively.

 Operating Supplies

  Operating supplies consist primarily of tires, fuel and maintenance parts for revenue equipment which are stated at the lower of first-in, first-out
(FIFO) cost or market value.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated based on the straight-line method over their estimated useful lives, taking into consideration salvage values for purchased property and residual values for equipment held under capitalized leases. Leasehold improvements are amortized over the terms of the respective lease or the lives of the assets, whichever is shorter.

                      SIMON TRANSPORTATION SERVICES INC.

  Expenditures for routine maintenance and repairs are charged to operating expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded as an adjustment to depreciation and amortization. Net gains from the disposition of equipment in the amounts of $229,386, $885,439, and $2,447,765 for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, have been included in depreciation and amortization in the accompanying statements of earnings and cash flows.

  The estimated useful lives of property and equipment are as follows:

            Revenue equipment.................. 3-7 years
            Buildings and improvements.........  30 years
            Office furniture and equipment..... 5-8 years

  Tires purchased as part of revenue equipment are capitalized as a cost of the equipment. Replacement tires are expensed when placed in service.

 Fair Value of Financial Instruments

  The carrying amounts reported in the accompanying statements of financial position for cash, accounts receivable, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The carrying amounts of the Company's long-term debt also approximate fair values based on current rates for similar debt.

 Insurance Coverage and Accrued Claims Payable

  The Company acts as a self-insurer for auto liability, workers' compensation, tractor physical damage, trailer physical damage, and cargo damage claims up to $100,000, $100,000, $25,000, $10,000 and $10,000,
respectively, per single occurrence. Liability in excess of these amounts is assumed by the insurance underwriter up to applicable policy limits. The Company maintains loss prevention programs in an effort to minimize this risk.

  The Company estimates and accrues a liability for its share of ultimate settlements using all available information including the services of a third-party insurance risk claims administrator to assist in establishing reserve levels for each occurrence based on the facts and circumstances of the occurrence coupled with the Company's past history of such claims. The Company accrues for workers' compensation and automobile liabilities when reported, typically the same day as the occurrence. Additionally, the Company accrues an estimated liability for incurred but not reported claims. Expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. The Company provides for adverse loss developments in the period when new information so dictates.

  The Company had outstanding letters of credit related to insurance coverage totaling $950,000 at September 30, 1996. These letters of credit mature at various times through November 1996 and renew annually unless terminated by either party.

 Recent Accounting Pronouncement

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 is required to be adopted for fiscal years beginning after

                      SIMON TRANSPORTATION SERVICES INC.

December 15, 1995, with early adoption permitted. The effect of implementing SFAS No. 121 is not expected to be material to the Company's financial position and results of operations when adopted.

(3) INCOME TAXES

  Effective October 1, 1990, Dick Simon Trucking, Inc. elected for federal and state income tax purposes to include its taxable earnings with that of its stockholders (an S corporation election). Accordingly, from that date to November 16, 1995, the Company made no provision for income taxes in its financial statements. The Company's policy was to make distributions to its stockholders in amounts at least equal to the stockholders' income taxes that were attributable to the net earnings of the Company. The Company recorded such distributions when they were declared to the stockholders.

  Concurrently with the acquisition of all of the capital stock of Dick Simon Trucking, Inc. by Simon Transportation Services Inc. (see Note 1), the S corporation status of the Company terminated and the Company became subject to federal and state income taxes. Upon termination of the Company's S corporation status, the Company recognized deferred income tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." The Company recorded, in accordance with SFAS No. 109, a net deferred income tax liability and the related deferred income tax expense in the quarter in which the change occurred. Additionally, in connection with the termination of the S corporation election, the Company reclassified its retained earnings to additional paid-in capital.

  The provision for income taxes includes the following components for the year ended September 30, 1996:

      Current tax provision:
        Federal.................................................. $1,758,933
        State....................................................    442,467
                                                                  ---------- ---
                                                                   2,201,400
                                                                  ---------- ---
      Deferred tax provision:
        Federal..................................................    254,592
        State....................................................     18,063
        Net deferred tax liability upon termination of
         S corporation status....................................  2,980,115
                                                                  ---------- ---
                                                                   3,252,770
                                                                  ---------- ---
      Provision for income taxes................................. $5,454,170
                                                                  ========== ===

  The following is a reconciliation between the statutory Federal income tax rate of 34 percent and the effective rate which is derived by dividing the provision for income taxes by earnings before provision for income taxes:

      Computed "expected" provision for income taxes
        at the statutory rate.................................... $2,177,053
      Increase (decrease) in income taxes resulting from:
          Net deferred tax liability upon termination of
            S corporation status.................................  2,980,115
          State income taxes, net of federal income tax benefit..    303,950
          Other, net.............................................     (6,948)
                                                                  ---------- ---
      Provision for income taxes................................. $5,454,170
                                                                  ========== ===

                      SIMON TRANSPORTATION SERVICES INC.

  The components of the net deferred income tax liability as of November 17, 1995 and September 30, 1996, (the date the S corporation status terminated) are as follows:

                                               NOVEMBER 17,  SEPTEMBER 30,
                                                   1995          1996
                                               ------------  -------------
      Deferred income tax assets:
        Claims reserve........................ $   292,435    $   423,768
        Other reserves and accruals...........      78,877        204,115
                                               -----------    -----------  ---
      Total deferred income tax assets........     371,312        627,883
      Deferred income tax liability:
        Difference between book and tax basis
         of property and equipment............  (3,351,427)    (3,880,653)
                                               -----------    -----------  ---
      Net deferred income tax liability....... $(2,980,115)   $(3,252,770)
                                               ===========    ===========  ===

(4) LONG-TERM DEBT

  Long-term debt consists of the following and the construction loan discussed in Note 5:

                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
Notes payable to a bank, interest ranging from 6.24
 percent to 7.20 percent, payable in monthly
 installments through April 2001, secured by revenue
 equipment..........................................  $       --   $12,331,568
Note payable to a bank, interest at LIBOR plus 1.1
 percent (6.48 percent at September 30, 1996),
 payable in monthly installments through May 2001,
 secured by revenue equipment.......................          --     1,816,874
Notes payable to a finance company, interest ranging
 from LIBOR plus 1.75 to 2.75 percent (7.53 to 8.53
 percent at September 30, 1995), secured by revenue
 equipment and land, paid in full during fiscal year
 1996...............................................    4,310,763          --
Notes payable to a finance company, interest at a
 variable rate based on the
 30-day commercial paper rate plus 2.75 percent (8.7
 percent at September 30, 1995), secured by revenue
 equipment, paid in full during fiscal year 1996....    2,571,969          --
Notes payable to a bank, interest ranging from prime
 plus .75 to 1 percent (9.50 to 9.75 percent at
 September 30, 1995), secured by land and buildings,
 paid in full during fiscal year 1996...............    1,395,846          --
Notes payable to a finance company, interest at
 prime plus .35 percent (9.10 percent at September
 30, 1995), secured by revenue equipment, paid in
 full during fiscal year 1996.......................    1,039,181          --
Notes payable to a bank, interest ranging from prime
 plus .25 to .75 percent (9 to 9.5 percent at
 September 30, 1995), secured by revenue equipment,
 office equipment and land, paid in full during
 fiscal year 1996...................................    1,037,671          --
Notes payable to a bank, interest rates ranging from
 7.20 to 8.25 percent, payable in monthly
 installments through October 1996, secured by
 revenue equipment..................................      416,258        7,126
Line-of-credit totaling $7,500,000 at September 30,
 1995, interest at LIBOR plus 2 percent (7.78
 percent at September 30, 1995) secured by accounts
 receivable, paid in full during fiscal year 1996...    4,279,470          --
Other...............................................      662,547          --
                                                      -----------  -----------
                                                       15,713,705   14,155,568
Less current portion................................   (8,577,770)  (2,892,300)
                                                      -----------  -----------
                                                      $ 7,135,935  $11,263,268
                                                      ===========  ===========

                      SIMON TRANSPORTATION SERVICES INC.

  Scheduled principal payments of long-term debt are as follows:

                      YEARS ENDING SEPTEMBER 30,                      AMOUNT
                      --------------------------                    -----------
   1997............................................................ $ 2,892,300
   1998............................................................   2,997,601
   1999............................................................   3,178,059
   2000............................................................   3,371,044
   2001............................................................   1,716,564
                                                                    -----------
                                                                    $14,155,568
                                                                    ===========

(5) CONSTRUCTION LOAN AND LINE OF CREDIT

  The Company has entered into a construction loan agreement with a bank to finance the construction of a new headquarters, shop, terminal and driver recruitment and orientation center. The agreement provides a $10 million credit facility that will convert to a term loan upon completion of the facility. Until construction is completed, no payments are due and all accrued interest is added to the loan balance. As of September 30, 1996, and December 31, 1996, the Company had borrowed $4,169,877 and $6,798,560 (unaudited), respectively, under the agreement.

  The construction loan contains various restrictive covenants including maximum debt to tangible net worth and minimum tangible net worth requirements. As of September 30, 1996, the Company was in compliance with all covenants under the construction loan agreement.

  The Company has an unsecured line of credit for $5,000,000. As of September 30, 1996, and December 31, 1996, the Company had not drawn on this line of credit.

(6) CAPITALIZED LEASE OBLIGATIONS

  Certain revenue equipment is leased under capitalized lease obligations. The following is a summary of assets held under capital lease agreements:

                                                           SEPTEMBER 30,
                                                      -------------------------
                                                          1995         1996
                                                      ------------  -----------
    Revenue equipment................................ $ 48,678,031  $28,823,541
    Less accumulated amortization....................  (14,433,957)  (7,313,862)
                                                      ------------  -----------
                                                      $ 34,244,074  $21,509,679
                                                      ============  ===========

  The following is a schedule by year of future minimum lease payments under capitalized leases together with the present value of the minimum lease payments at September 30, 1996:

                      YEARS ENDING SEPTEMBER 30,                       AMOUNT
                      --------------------------                     -----------
     1997........................................................... $ 4,869,050
     1998...........................................................   8,195,453
     1999...........................................................   3,340,570
     2000...........................................................   3,463,770
     2001...........................................................   1,843,795
                                                                     -----------
   Total minimum lease payments.....................................  21,712,638
   Less amount representing interest................................  (2,610,094)
                                                                     -----------
   Present value of minimum lease payments..........................  19,102,544
   Less current portion.............................................  (3,760,251)
                                                                     -----------
                                                                     $15,342,293
                                                                     ===========

                      SIMON TRANSPORTATION SERVICES INC.

(7) COMMITMENTS

 Operating Leases

  The Company is committed under noncancelable operating leases involving certain revenue equipment. Rent expense for noncancelable operating leases was $3,153,238, $2,562,440, and $3,997,352 for fiscal years 1994, 1995, and 1996, respectively. Aggregate future lease commitments are $11,483,479, $11,406,441, $8,359,297, $2,548,065 and $2,153,511 for the years ending September 30, 1997,
1998, 1999, 2000 and 2001, respectively.

 Orders for Revenue Equipment

  As of September 30, 1996, the Company had placed orders for fiscal years 1997 and 1998 to purchase revenue equipment at an estimated total purchase price of $77,000,000. The revenue equipment is to be delivered during fiscal years 1997 and 1998. Approximately $21,000,000 of the new revenue equipment will be used to replace older revenue equipment and the balance represents incremental additions to the Company's fleet. These orders may be canceled by the Company without penalty upon written notification any time prior to 85 days before the revenue equipment's scheduled delivery.

(8) STOCK PLANS

 Incentive Stock Plan

  On May 31, 1995, the Board of Directors and stockholders approved and adopted the Dick Simon Trucking, Inc. Incentive Stock Plan (the "Plan"). The Plan originally reserved 400,000 shares of Class A Common Stock for issuance thereunder and approximately 2,000 of such shares have been issued pursuant to option exercises. The Board of Directors or its designated committee administers the Plan and has the discretion to determine the employees and officers who will receive awards, the type of awards (incentive stock options, non-statutory stock options, restricted stock awards, reload options, other stock based awards, and other benefits) to be granted and the term, vesting provisions and exercise prices.

 Outside Director Stock Plan

  On August 16, 1995, the Company adopted an Outside Director Stock Plan, under which each director who is not an employee of the Company will receive an annual option to purchase 1,000 shares of the Company's Class A Common Stock at 85% of the market price at the end of the month immediately preceding the grant date, except for 1995, in which the exercise price was $9.00. The Company originally reserved 25,000 shares of Class A Common Stock for issuance under the Outside Director Stock Plan and 1,000 of such shares have been issued pursuant to exercise of an option.

  The following table summarizes the combined stock option activity for both plans from inception of the plans through December 31, 1996:

                                             NUMBER OF OPTIONS PRICE PER SHARE
                                             ----------------- ---------------
      Outstanding at September 30, 1994.....          --                  --
        Granted.............................      230,900       $        9.00
                                                  -------       -------------
      Outstanding at September 30, 1995.....      230,900       $        9.00
        Granted.............................        3,000       $        9.00
        Exercised...........................         (700)      $        9.00
        Forfeited...........................       (5,500)      $        9.00
                                                  -------       -------------
      Outstanding at September 30, 1996.....      227,700       $        9.00
        Granted (unaudited).................      141,000       $13.18-$16.00
        Exercised (unaudited)...............       (2,250)      $        9.00
        Forfeited (unaudited)...............       (4,300)      $        9.00
                                                  -------       -------------
      Outstanding at December 31, 1996
       (unaudited)..........................      362,150       $ 9.00-$16.00
                                                  =======       =============

                      SIMON TRANSPORTATION SERVICES INC.

As of December 31, 1996, approximately 42,450 (unaudited) options are exercisable.

 Executive Bonuses

  On May 3, 1996, the Board of Directors approved an executive bonus program whereby 5 percent of earnings before provision for income taxes will be distributed to executive officers as bonuses. The executive bonus program will be effective beginning in fiscal year 1997.

(9) RELATED PARTY TRANSACTIONS

  Historically the Company maintained life insurance policies on certain officers (other than Richard D. Simon) and an employee. The Company was named as the beneficiary under each of the policies. The cash surrender value for each policy accrued to the insured officer or employee. During February 1995, the Company canceled the policies and issued notes payable totaling $475,000 to the insured individuals for the amount of the cash surrender value of the policies. During April 1995, the Company issued 66,225 shares of common stock to these individuals as satisfaction of the notes payable.

  During fiscal years 1994 and 1995 the Company paid lease payments of $90,000 and $30,000, respectively, to Freight Sales.

  Prior to the reorganization described in Note 1, the Company leased certain real estate and revenue equipment from the Affiliate. During fiscal years 1994 and 1995, the Company paid rent of approximately $912,000 and $532,000 to the Affiliate. All such amounts have been eliminated in the accompanying consolidated financial statements because of related ownership and the single purpose of the entities.

(10) EMPLOYEE BENEFIT PLAN

  The Company has adopted a defined contribution plan, the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan"). All employees who have completed one year of service and have reached age 21 are eligible to participate in the 401(k) Plan. Newly eligible employees may first begin participating in the 401(k) Plan on the earlier of January 1 or July 1 after meeting the eligibility requirements. Under the 401(k) Plan, employees are allowed to make contributions of up to 15 percent of their annual compensation; the Company may make matching contributions equal to a discretionary percentage, to be determined by the Company, of the employee's salary reductions. The Company may also make additional discretionary contributions to the 401(k) Plan. All amounts contributed by a participant are fully vested at all times. The participant becomes 20 percent vested in any matching or discretionary contributions after two years of service. This vesting percentage increases to 100 percent after six years of service. During fiscal years 1994, 1995, and 1996, the Company contributed $94,500, $141,240, and $192,389, respectively, to the 401(k) Plan.

(11) PRO FORMA INFORMATION (UNAUDITED)

 Pro Forma Provision for Income Taxes

  Contemporaneously with the November 17, 1995 effective date of the Company's initial public offering, the S corporation stockholders terminated their S corporation election. Accordingly, the pro forma provision for income taxes has been determined in accordance with SFAS No. 109, assuming the Company had been taxed as a C corporation for federal and state income tax purposes using an effective income tax rate of 39.6 percent. The pro forma provision for income taxes does not reflect the $2,980,115 charge to earnings for deferred taxes the Company recorded upon termination of its S corporation status.

                      SIMON TRANSPORTATION SERVICES INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


 Pro Forma Net Earnings Per Common Share and Weighted Average Common Shares Outstanding

  As discussed in Note 1, in 1995, the Company recapitalized its capital stock. Accordingly, the historical presentation of net earnings per common share would not present a meaningful comparison due to the recapitalization. However, pro forma net earnings per common share is reflected in the accompanying consolidated financial statements in order to present net earnings per common share as if the recapitalization, contribution of Common Stock, and all Common Stock issuances through September 30, 1995 had been effective for all periods presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK BY ANYONE IN ANY JU-RISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Cautionary Statement Regarding Forward-Looking Statements................   6
Risk Factors.............................................................   6
Holding Company Formation................................................  10
Dividend Policy..........................................................  11
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  11
Capitalization...........................................................  12
Selected Consolidated Financial and Operating Data.......................  13
Management's Discussion And Analysis of Financial Condition And Results
 of Operations...........................................................  15
Selected Quarterly Financial Data........................................  21
Industry Overview........................................................  22
Business.................................................................  23
Management...............................................................  29
Certain Transactions.....................................................  34
Principal and Selling Stockholders.......................................  35
Description of Capital Stock.............................................  36
Shares Eligible For Future Sale..........................................  39
Underwriting.............................................................  40
Legal Matters............................................................  41
Experts..................................................................  41
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                2,200,000 SHARES

                                      LOGO

                              SIMON TRANSPORTATION
                                 SERVICES INC.

                              CLASS A COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.

                            GEORGE K. BAUM & COMPANY

                               FEBRUARY 13, 1997


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